



2023 Second quarter
Financial statements and review

Contents

Equinor second quarter 2023

Equinor delivered adjusted earnings* of USD 7.54 billion and USD 2.25 billion after tax in the second quarter of 2023. Net operating income was USD 7.05 billion, and net income was USD 1.83 billion.

Financial and operational performance
- Solid earnings and cashflow from operations, reflecting lower prices
- Strong liquids production
- NCS gas production impacted by planned maintenance and shutdown at Hammerfest LNG and Nyhamna
- High tax and capital distribution payments reflecting strong 2022 results

Strategic progress
- Increased capacity at Johan Sverdrup
- Final investment decision for BM-C-33 in Brazil
- Acquisition of Rio Energy (announced in July) and closing of Suncor and Wellesley transactions

Competitive capital distribution
- Ordinary cash dividend of USD 0.30 per share, continued extraordinary cash dividend of USD 0.60 per share and third tranche of share buy-back USD 1.67 billion.

	Quarters			Change	Financial information	First half		
Q2 2023	Q1 2023	Q2 2022	Q2 on Q2		(unaudited, in USD million)	2023	2022	Change
7,051	12,517	17,733	(60%)	**Net operating income/(loss)**		**19,569**	36,125	(46%)
7,543	11,973	17,566	(57%)	Adjusted earnings*[1]		**19,516**	35,435	(45%)
1,829	4,966	6,762	(73%)	**Net income/(loss)**		**6,795**	11,476	(41%)
2,246	3,514	5,283	(57%)	Adjusted earnings after tax*[1]		**5,760**	10,770	(47%)
1,857	14,871	8,520	(78%)	**Cash flows provided by operating activities**		**16,728**	24,291	(31%)
(356)	9,716	9,680	N/A	Cash flow from operations after taxes paid*		**9,360**	25,428	(63%)
(10,758)	4,201	6,628	N/A	Net cash flow*		**(6,558)**	19,317	N/A
				Operational information				
70.3	73.8	106.9	(34%)	Group average liquids price (USD/bbl) [1]		**71.9**	102.0	(30%)
1,994	2,130	1,984	1%	Total equity liquids and gas production (mboe per day) [4]		**2,062**	2,045	1%
947	1,163	325	>100%	**Total power generation (GWh) Equinor share**		**2,110**	837	>100%
345	524	325	6%	Renewable power generation (GWh) Equinor share		**869**	837	4%

Equinor second quarter 2023

Anders Opedal, president and CEO of Equinor ASA:

"Equinor delivered solid earnings in a quarter affected by turnarounds and energy prices down from the extraordinary levels last year. We have increased the production capacity on Johan Sverdrup and achieved record production from the field. Our international portfolio had strong production in the quarter. We continue with significant capital distribution and expect a total distribution of 17 billion dollars in 2023."

"In the quarter we made good progress on our project portfolio. Together with our partners, we took the final investment decision on the BM-C-33 project in Brazil. Development of two subsea tie-back fields on the NCS were approved, both are expected to quickly contribute to new production to the market with low costs and emissions from production. Last week we entered into an agreement to acquire the renewables company Rio Energy, and we expect first power from Dogger Bank during the summer."

Health, safety and the environment	Twelve months average per Q2 2023	Full year 2022
Serious incident frequency (SIF)	**0.3**	0.4

	First half 2023	First half 2022
Upstream CO_2 intensity (kg CO_2/boe)	**6.8**	6.8
Absolute scope 1+2 GHG emissions (million tonnes CO_2e)	**5.8**	5.4

Net debt to capital employed adjusted*	30 June 2023	31 December 2022	%-point change
Net debt to capital employed adjusted*	**(35.1%)**	(23.9%)	(11.2)

Dividend (USD per share)	Q2 2023	Q1 2023	Q2 2022
Ordinary cash dividend per share	**0.30**	0.30	0.20
Extraordinary cash dividend per share	**0.60**	0.60	0.50

In the first six months of 2023 Equinor settled shares in the market under the share buy-back programmes of USD 0.9 billion and USD 3.6 billion for the Norwegian government's share of the 2022 programme and the first tranche of the 2023 programme.

* For items marked with an asterisk throughout this report, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.
1) Restated. For more information, see Amended principles for Adjusted earnings in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

Production and operations

Equinor delivered total equity production of 1,994 mboe per day for the second quarter, slightly above the 1,984 mboe per day in the same quarter of 2022. Increased capacity for Johan Sverdrup to 755,000 boe per day, and high production from the Peregrino field in Brazil contributed to the strong liquids production in the quarter. This was partially offset by gas production on the NCS reduced by planned maintenance, the temporary shutdown of Hammerfest LNG and fields connected to the third-party operated Nyhamna gas process facility.

Power production from renewable energy sources was 345 GWh in the quarter, up from 325 GWh for the same quarter last year. The increase was mainly driven by production from the floating wind farm Hywind Tampen on the NCS and new solar plants in Poland. Including gas-to-power production in the UK, total power production ended at 947 GWh for the quarter.

Strategic and industrial progress

Equinor progressed the project portfolio with the final investment decision for the BM-C-33 project in Brazil and received approval for the development of the subsea tie-back fields Irpa and Verdande on the NCS.

Equinor completed 7 exploration wells offshore with 3 commercial discoveries in the quarter. 10 wells were ongoing at the quarter end.

At the world's largest offshore wind farm Dogger Bank in the UK, the first turbine components are being loaded out and first power is expected during summer. Full commercial production for Dogger Bank A is expected in third quarter 2024.

Equinor continues to develop low-carbon value chains in collaboration with industrial partners. In the quarter Equinor agreed with Engie to cooperate and explore co-investments in decarbonised thermal power production in France, Belgium and the Netherlands.

Solid financial results impacted by lower prices

Equinor realised a price for piped gas to Europe of USD 11.5 per mmbtu and realised liquids price was USD 70.3 per bbl, down by 58% and 34%, respectively, compared to the second quarter 2022.

Equinor delivered solid adjusted earnings* at USD 7.54 billion and USD 2.25 billion after tax. This is down from the same quarter last year mainly due to the lower prices for liquids and gas.

The Marketing, Midstream & Processing (MMP) segment delivered solid results, in the upper half of the updated guided range for adjusted earnings* of 400-800 million, in a market characterised by lower prices and volatility than the same quarter last year. The result was driven by crude and gas trading and optimisation.

Cash flow provided by operating activities before taxes paid and working capital items amounted to USD 10.5 billion for the second quarter. Based on the strong 2022 earnings Equinor paid two NCS tax instalments, totalling at USD 10 billion. In the second half of the year NCS tax instalments are related to expected 2023 results and consist of three instalments of around USD 3.75 billion[1], of which one is to be paid in the third quarter.

Organic capital expenditure* was USD 2.29 billion for the quarter, and total capital expenditures were USD 4.35 billion. After taxes, capital distribution to shareholders and investments, net cash flow* ended at negative USD 10.8 billion for the second quarter.

Equinor maintains a strong financial position with adjusted net debt to capital employed ratio* at negative 35.1% by the end of the second quarter, from negative 52.3% at the end of the first quarter of 2023.

Competitive capital distribution

The board of directors has decided an ordinary cash dividend of USD 0.30 per share, and to continue the extraordinary cash dividend of USD 0.60 per share for the second quarter of 2023, in line with communication at the Capital Markets Update in February.

Expected total capital distribution for 2023 is around USD 17 billion, including a share buy-back programme

of USD 6 billion. The board of directors has decided to initiate a third tranche of the share buy-back programme for 2023 of USD 1.67 billion. The third tranche will commence on 27 July and end no later than 26 October 2023.

The second tranche of the share buy-back programme for 2023 was completed on 12 July 2023 with a total value of around USD 1.67 billion.

All share buy-back amounts include shares to be redeemed by the Norwegian State.

---

[1] NOK 37.5 bn, USD estimate based on a USD/NOK exchange rate assumption of 10.

Group review

	Quarters		Change	Financial information		First half	
Q2 2023	Q1 2023	Q2 2022	Q2 on Q2	(unaudited, in USD million)	2023	2022	Change
22,872	29,224	36,459	(37%)	**Total revenues and other income**	52,096	72,852	(28%)
23,133	28,520	36,292	(36%)	Adjusted total revenues and other income[1]	51,653	72,881	(29%)
(15,821)	(16,707)	(18,727)	(16%)	**Total operating expenses**	(32,527)	(36,727)	(11%)
(10,676)	(11,262)	(13,885)	(23%)	Adjusted purchases* [5]	(21,939)	(27,666)	(21%)
(2,752)	(2,849)	(2,390)	15%	Adjusted operating and administrative expenses*	(5,602)	(4,840)	16%
(2,232)	(2,198)	(2,149)	4%	Adjusted depreciation, amortisation and net impairments*	(4,430)	(4,482)	(1%)
71	(238)	(301)	N/A	Adjusted exploration expenses*	(167)	(458)	(64%)
7,051	12,517	17,733	(60%)	**Net operating income/(loss)**	19,569	36,125	(46%)
7,543	11,973	17,566	(57%)	Adjusted earnings[1]	19,516	35,435	(45%)
2,842	2,051	1,713	66%	**Capital expenditures and Investments**	4,893	4,328	13%
1,857	14,871	8,520	(78%)	**Cash flows provided by operating activities**	16,728	24,291	(31%)
(356)	9,716	9,680	N/A	Cash flows from operations after taxes paid*	9,360	25,428	(63%)

	Quarters		Change	Operational information		First half	
Q2 2023	Q1 2023	Q2 2022	Q2 on Q2		2023	2022	Change
1,994	2,130	1,984	1%	Total equity liquid and gas production (mboe/day)	2,062	2,045	1%
1,861	2,011	1,842	1%	Total entitlement liquid and gas production (mboe/day)	1,936	1,900	2%
947	1,163	325	>100%	**Total Power generation (GWh) Equinor share**	2,110	837	>100%
345	524	325	6%	Renewable power generation (GWh) Equinor share	869	837	4%
78.4	81.3	113.8	(31%)	Average Brent oil price (USD/bbl)	79.8	107.6	(26%)
70.3	73.8	106.9	(34%)	Group average liquids price (USD/bbl)	71.9	102.0	(30%)
10.23	17.36	25.53	(60%)	E&P Norway average internal gas price (USD/mmbtu)	14.12	27.68	(49%)
1.41	2.80	6.25	(77%)	E&P USA average internal gas price (USD/mmbtu)	2.22	5.21	(57%)

1) *Restated. For more information, see Amended principles for Adjusted earnings in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.*

For the items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in Supplementary disclosures.

Operations
Equinor delivers stable total production despite specific operational issues on the NCS this quarter. During the second quarter of 2023, Equinor had a 12% growth in liquid equity production, while gas equity production fell by 11% relative to the second quarter of 2022.

Liquid production growth for the international portfolio in the second quarter and first half of 2023 was mainly driven by stable and solid contributions from the Peregrino field in Brazil which restarted in the second half of 2022 and the ramp-up of the partner operated Vito in the US Gulf of Mexico following its start-up in the first quarter of this year. Increased production was also generated from the Cesar Tonga oil field in the USA following technical improvements made in the prior year.

On the NCS, Johan Sverdrup, including phase two which came on stream in December 2022, has been operating at an increased plateau of 755 mboe per day during the quarter driving the positive additions to E&P Norway liquid production. Offsetting the increased liquid production, turnaround activity in the quarter primarily occurring on gas fields, and specific operational challenges experienced on the NCS negatively impacted gas production for E&P Norway. Two isolated events impacted gas production for the quarter; Hammerfest LNG shutdown and postponed start-up after turnaround at the third-party operated Nyhamna facility, affecting gas production from Aasta Hansteen and Ormen Lange. The Nyhamna

event reduced total gas production from the NCS this quarter compared to the same quarter last year.

Lower price realisation, compared to extraordinary highs witnessed in the second quarter of 2022, effectuated decreases in revenue and total results for the second quarter and first half of 2023 compared to the prior year despite the slight increase in total production. Solid contributions to the overall business results from the Marketing Midstream and Processing segment were driven by strong results from crude and gas trading and optimisation. The reduction compared to the prior year is influenced by reduced market volatility in gas and power.

Equinor continues to proactively manage increases in operating and administrative expenses arising from inflationary pressures. Transportation costs, driven by higher volumes sold and a strong freight market, combined with increased maintenance activity and field costs, were the primary contributors to the increase in operating and administrative expenses in the quarter. The strengthening of the USD against the NOK during the quarter impacted the visibility of these increases in the reported costs. The current strengthening on the NOK will have a future impact on our costs reported in USD.

The increase in depreciation and amortisation for the second quarter compared to 2022 is driven by an increase in production across the international portfolio, partially offset by the divestment of a 19% ownership share in Martin Linge in the second half of 2022.

During the second quarter of 2023, E&P International capitalised USD 227 million previously expensed exploration expenses in relation to exploration wells in Brazil BM-C-33 resulting in a reduction in exploration expenses, and operating expenses, for the second quarter and first half of 2023 compared to 2022.

Taxes
The reported effective tax rate was 75.2% for the second quarter of 2023 (65.8% for the second quarter of 2022) and 67.8% for the first half of 2023 (69.0% for the first half of 2022). The movement in reported tax rates in the quarter and first half of the year has been dependent on the relative share of income before tax from the Norwegian continental shelf. This was higher in the second quarter of 2023 than 2022 and lower in the first half of 2023 than 2022.

The effective tax rate on adjusted earnings* of 70.2% for the second quarter of 2023 and 70.5% for the first half increased compared to 69.9% and 69.6% in 2022 due to the recognition of the US deferred tax assets in the fourth quarter of 2022.

Cash flow, net debt and capital distribution
The significant downward movement in commodity prices from unprecedented highs in the second quarter of 2022 is the primary driver for the reduction in cashflow provided by operating activities before taxes paid and working capital items from USD 18,066 million in the second quarter of 2022 to USD 10,485 million in the second quarter of 2023.

The last two Norwegian corporate income tax instalments relating to 2022 results were paid in the second quarter of 2023 totalling USD 10,044 million. The increase in taxes paid of USD 5,252 million compared to taxes paid in the first quarter, was due to only one instalment being paid in the first quarter. From the third quarter of 2023 NCS tax payments are at a reduced amount of approximately USD 3.75 billion (NOK 37.5 billion) per instalment reflecting the lower price environment of the current year compared to 2022.

Working capital reduction of USD 2,214 million in the second quarter positively impacts cash flow (increase of USD 1,160 million in the second quarter of 2022).

Net cash flow* was impacted by the timing of substantial cash outflows relating to 2022 coupled with reduced inflows from lower prices in 2023. In addition to the Norwegian corporate income tax instalments, increased outflows included dividend payments and payments to the Norwegian state for the second, third, fourth tranche of the 2022, and first tranche of the 2023 share buy-back programme. Net cash flow* decreased by USD 17,386 million to negative USD 10,758 million for the second quarter and USD 25,875 million to negative USD 6,558 million for the first half of 2023.

The adjusted net debt to capital employed ratio* was negative 35.1% at the end of June 2023, an increase from negative 52.3% at the end of March 2023. The increase mainly relates to a reduction in financial investments and a decrease in equity in the quarter due to capital distributions.

The board of directors has decided an ordinary cash dividend of USD 0.30 per share, and to continue the extraordinary cash dividend of USD 0.60 per share for the second quarter of 2023, in line with communication at the Capital Markets Update in February.

Expected total capital distribution for 2023 is around USD 17 billion, including a share buy-back programme

of USD 6 billion. The board of directors has decided to initiate a third tranche of the share buy-back programme for 2023 of USD 1.67 billion. The third tranche will commence on 27 July and end no later than 26 October 2023.

The second tranche of the share buy-back programme for 2023 was completed on 12 July 2023 with a total value of around USD 1.67 billion.

All share buy-back amounts include shares to be redeemed by the Norwegian State.



Outlook

- **Organic capital expenditures*** are estimated at USD 10-11 billion for 2023, and at an annual average of around USD 13 billion for 2024-2026[1].
- **Production** for 2023 is estimated to be around 3% above 2022 level [6].
- Equinor's ambition is to keep the unit of production cost in the top quartile of its peer group.
- **Scheduled maintenance activity** is estimated to reduce equity production by around 45 mboe per day for the full year of 2023.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate

to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream and operational regularity and levels of industry product supply, demand and pricing represent the most significant risks related to the foregoing production guidance. Our future financial performance, including cash flow and liquidity, will be affected by the extent and duration of the current market conditions, the development in realised prices, including price differentials and other factors discussed elsewhere in the report. For further information, see section Forward-looking statements.

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[1] USD/NOK exchange rate assumption of 10.

Supplementary operational disclosures

Quarters			Change		First half		
Q2 2023	Q1 2023	Q2 2022	Q2 on Q2	Operational information	2023	2022	Change
				Prices			
78.4	81.3	113.8	(31%)	Average Brent oil price (USD/bbl)	**79.8**	107.6	(26%)
73.6	77.5	109.8	(33%)	E&P Norway average liquids price (USD/bbl)	**75.5**	105.1	(28%)
66.6	70.7	109.2	(39%)	E&P International average liquids price (USD/bbl)	**68.4**	102.8	(33%)
61.4	61.3	91.6	(33%)	E&P USA average liquids price (USD/bbl)	**61.4**	87.3	(30%)
70.3	73.8	106.9	(34%)	Group average liquids price (USD/bbl) [1]	**71.9**	102.0	(30%)
753	756	1,009	(25%)	Group average liquids price (NOK/bbl) [1]	**752**	932	(19%)
10.23	17.36	25.53	(60%)	E&P Norway average internal gas price (USD/mmbtu) [8]	**14.12**	27.68	(49%)
1.41	2.80	6.25	(77%)	E&P USA average internal gas price (USD/mmbtu) [8]	**2.22**	5.21	(57%)
11.46	18.79	27.43	(58%)	Realised piped gas price Europe (USD/mmbtu) [7][1)	**15.42**	28.90	(47%)
1.46	3.24	6.51	(78%)	Realised piped gas price US (USD/mmbtu) [7]	**2.36**	5.52	(57%)
8.2	11.3	22.8	(64%)	Refining reference margin (USD/bbl) [2]	**9.8**	14.3	(32%)
				Entitlement production (mboe per day)			
645	641	576	12%	E&P Norway entitlement liquids production	**643**	607	6%
221	231	174	27%	E&P International entitlement liquids production	**226**	187	20%
140	129	123	14%	E&P USA entitlement liquids production	**135**	119	13%
1,006	1,001	873	15%	Group entitlement liquids production	**1,004**	913	10%
658	806	767	(14%)	E&P Norway entitlement gas production	**732**	782	(6%)
24	33	36	(35%)	E&P International entitlement gas production	**28**	37	(23%)
173	171	166	4%	E&P USA entitlement gas production	**172**	168	2%
855	1,010	969	(12%)	Group entitlement gas production	**932**	987	(6%)
1,861	2,011	1,842	1%	Total entitlement liquids and gas production [3]	**1,936**	1,900	2%

Quarters			Change		First half		
Q2 2023	Q1 2023	Q2 2022	Q2 on Q2	Operational information	2023	2022	Change
				Equity production (mboe per day)			
645	641	576	12%	E&P Norway equity liquids production	**643**	607	6%
290	286	260	12%	E&P International equity liquids production	**288**	273	5%
157	144	137	14%	E&P USA equity liquids production	**151**	132	14%
1,092	1,071	973	12%	Group equity liquids production	**1,082**	1,012	7%
658	806	767	(14%)	E&P Norway equity gas production	**732**	782	(6%)
38	50	46	(18%)	E&P International equity gas production	**44**	50	(12%)
206	203	198	4%	E&P USA equity gas production	**204**	200	2%
902	1,059	1,011	(11%)	Group equity gas production	**980**	1,032	(5%)
1,994	2,130	1,984	1%	Total equity liquids and gas production [4]	**2,062**	2,045	1%
				Power generation			
947	1,163	325	>100%	Total power generation (GWh) Equinor share	**2,110**	837	>100%
345	524	325	6%	Renewable power generation (GWh) Equinor share[2)	**869**	837	4%

1) Restated. Restatement due to change in the definition of the price marker. For more information see 'End notes'.
2) Includes Hywind Tampen renewable power generation.

9   Supplementary operational disclosures

CONTENTS

SECOND QUARTER
2023 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY

Health, safety and the environment

	Twelve months average per Q2 2023	Full year 2022
Total recordable injury frequency (TRIF)	**2.5**	2.5
Serious Incident Frequency (SIF)	**0.3**	0.4
Oil and gas leakages (number of)[1]	**11**	8

	First half 2023	First half 2022
Upstream CO_2 intensity (kg CO_2/boe)[2]	**6.8**	6.8
Absolute scope 1+2 GHG emissions (million tonnes CO_2e)[3]	**5.8**	5.4

1) Number of leakages with rate above 0.1 kg/second during the past 12 months.
2) Operational control, total scope 1 emissions of CO_2 from exploration and production, divided by total production (boe).
3) Operational control, total scope 1 and 2 emissions of CO_2 and CH_4.



Exploration & Production Norway

	Quarters			Change	Financial information	First half		
Q2 2023	Q1 2023	Q2 2022		Q2 on Q2	(unaudited, in USD million)	2023	2022	Change
8,282	12,044	16,712		(50%)	**Total revenues and other income**	**20,326**	35,166	(42%)
8,034	12,144	16,491		(51%)	Adjusted total revenues and other income*	20,178	35,154	(43%)
(2,082)	(2,229)	(2,231)		(7%)	**Total operating expenses**	**(4,310)**	(3,752)	15%
(888)	(976)	(914)		(3%)	Adjusted operating and administrative expenses*	(1,863)	(1,798)	4%
(1,064)	(1,115)	(1,203)		(12%)	Adjusted depreciation, amortisation and net impairments*	(2,179)	(2,624)	(17%)
(80)	(137)	(44)		80%	Adjusted exploration expenses*	(217)	(146)	49%
6,200	9,816	14,482		(57%)	**Net operating income/(loss)**	**16,016**	31,414	(49%)
6,003	9,916	14,330		(58%)	Adjusted earnings/(loss)*	15,919	30,586	(48%)
1,624	1,317	1,339		21%	**Additions to PP&E, intangibles and equity accounted investments**	**2,941**	2,410	22%

	Quarters			Change	Operational information	First half		
Q2 2023	Q1 2023	Q2 2022		Q2 on Q2	E&P Norway	2023	2022	Change
1,304	1,448	1,343		(3%)	E&P entitlement liquid and gas production (mboe/day)	1,375	1,389	(1%)
73.6	77.5	109.8		(33%)	Average liquids price (USD/bbl)	75.5	105.1	(28%)
10.23	17.36	25.53		(60%)	Average internal gas price (USD/mmbtu)	14.12	27.68	(49%)

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Production & Revenues

During the second quarter of 2023 liquids volumes increased 12% compared to 2022, however the gas volumes fell by 14%.

Johan Sverdrup phase 2 volumes and increased total capacity on the field made significant positive contributions to production during the second quarter of 2023. Sale of ownership shares in Martin Linge and Ekofisk reducing Equinor's share of production compared to the same quarter last year, combined with specific unplanned operational challenges experienced in the quarter, offset the increased production from Johan Sverdrup. During the second quarter of 2023 operational challenges included Hammerfest LNG shutdown and a postponed start-up after turnaround on Nyhamna, impacting production from natural gas producing assets, Aasta Hansteen and Ormen Lange. Periodic turnaround activity during the quarter also contributed to a reduction in production levels from the second quarter in 2022.

Gas production represents 51% of the total production which is lower than the 57% achieved in the same quarter last year. The decrease is mainly due to production of more liquid volumes from Johan Sverdrup, planned periodic maintenance and operational issues.

Reduced gas and liquids commodity prices from the unprecedented highs in 2022, combined with lower gas production in the period drove a decrease in revenues in the second quarter and the first half of 2023 compared to the same period in 2022.

Operating expenses and financial results

In the second quarter and first half of 2023, higher field costs and higher environmental costs from increased CO2 quota and CO2 tax prices combined with higher operations and maintenance costs were the main drivers for increased operating and administrative expenses compared to the same period last year. The divestment of a 19% ownership share in Martin Linge in second half of 2022 led to a decrease in depreciation and amortisation in the first half of 2023. The development of the USD/NOK exchange rate in 2023 had a significant positive effect on the reported total operating expense.

In the first half of 2022 total operating expenses were positively impacted by net impairment reversals of USD 817 million for E&P Norway.

Exploration & Production International

	Quarters			Change	Financial information	First half		
Q2 2023	Q1 2023	Q2 2022	Q2 on Q2		(unaudited, in USD million)	2023	2022	Change
1,605	1,548	1,838	(13%)	**Total revenues and other income**	**3,153**	3,290	(4%)
1,599	1,555	1,956	(18%)	Adjusted total revenues and other income*	**3,154**	3,808	(17%)
(828)	(1,167)	(856)	(3%)	**Total operating expenses**	**(1,995)**	(2,678)	(26%)
(100)	16	(36)	>100%	Adjusted purchases*	**(84)**	(9)	>100%
(456)	(442)	(373)	22%	Adjusted operating and administrative expenses*	**(897)**	(796)	13%
(465)	(461)	(324)	44%	Adjusted depreciation, amortisation and net impairments*	**(926)**	(663)	40%
173	(55)	(111)	N/A	Adjusted exploration expenses*	**118**	(151)	N/A
776	382	982	(21%)	**Net operating income/(loss)**	**1,158**	613	89%
751	614	1,111	(32%)	Adjusted earnings/(loss)*	**1,365**	2,189	(38%)
2,114	451	573	>100%	**Additions to PP&E, intangibles and equity accounted investments**	**2,565**	1,199	>100%

	Quarters			Change	Operational information	First half		
Q2 2023	Q1 2023	Q2 2022	Q2 on Q2		E&P International	2023	2022	Change
328	336	306	7%	E&P equity liquid and gas production (mboe/day)	**332**	323	3%
245	264	210	16%	E&P entitlement liquid and gas production (mboe/day)	**254**	224	13%
83	72	95	(13%)	Production sharing agreements (PSA) effects	**78**	99	(22%)
66.6	70.7	109.2	(39%)	Average liquids price (USD/bbl)	**68.4**	102.8	(33%)

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Production & Revenues

Production growth in the second quarter and the first half of 2023 compared to last year, was positively impacted by the restart of production at the Peregrino field in Brazil in July 2022 and the start-up of phase 2 in October 2022. Effects from turnarounds, natural decline in several mature fields, and Corrib divestment earlier in the year partially offset the increase in the quarter and first half of 2023. The decrease in production sharing agreements (PSA) effects was primarily caused by a decrease in production from several fields with PSAs, combined with lower prices.

Lower prices for liquids and gas were the main drivers of the decrease in revenues in the second quarter and the first half of 2023 compared to the same periods last year. This was partially offset by the increase in entitlement production and the fair value of derivatives impacting revenues positively by USD 92 million in the first half of 2023.

Operating expenses and financial results

Total operating expenses decreased in the second quarter and the first half of 2023 compared to last year, primarily due to reduced exploration expenses, affected by capitalised previously expensed exploration wells in Brazil BM-C-33 of USD 227 million. The decrease was offset by higher operations and maintenance expenses related to turnarounds in several fields, in addition to increased royalties and production fees driven by the restart of production at the Peregrino field. This, along with new investments contributed to the increase in depreciation.

In the first half of 2022, net operating income was negatively impacted by impairments of USD 1,095 million, primarily related to the exit from Russia.

The increase in additions to PPE, intangibles and equity accounted investments is due to the acquisition of Suncor Energy UK Limited which was closed in the second quarter of 2023.

Exploration & Production USA

	Quarters			Change	Financial information	First half		
Q2 2023	Q1 2023	Q2 2022	Q2 on Q2	(unaudited, in USD million)	2023	2022	Change
976	1,015	1,629	(40%)	**Total revenues and other income**	**1,991**	2,898	(31%)
976	1,015	1,629	(40%)	Adjusted total revenues and other income*	1,991	2,898	(31%)
(772)	(675)	(757)	2%	**Total operating expenses**	**(1,447)**	(782)	85%
(283)	(273)	(240)	18%	Adjusted operating and administrative expenses*	(556)	(461)	21%
(445)	(357)	(362)	23%	Adjusted depreciation, amortisation and net impairments*	(801)	(682)	17%
(22)	(46)	(146)	(85%)	Adjusted exploration expenses*	(68)	(161)	(58%)
204	340	872	(77%)	**Net operating income/(loss)**	**544**	2,117	(74%)
226	340	881	(74%)	Adjusted earnings/(loss)*	566	1,594	(65%)
274	262	170	61%	**Additions to PP&E, intangibles and equity accounted investments**	**536**	296	81%

	Quarters			Change	Operational information	First half		
Q2 2023	Q1 2023	Q2 2022	Q2 on Q2	E&P USA	2023	2022	Change
363	347	335	8%	E&P equity liquid and gas production (mboe/day)	355	332	7%
313	299	289	8%	E&P entitlement liquid and gas production (mboe/day)	306	287	7%
50	47	46	8%	Royalties	48	46	6%
61.4	61.3	91.6	(33%)	Average liquids price (USD/bbl)	61.4	87.3	(30%)
1.41	2.80	6.25	(77%)	Average internal gas price (USD/mmbtu)	2.22	5.21	(57%)

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Production & Revenues

Increased production in the second quarter and first six months of 2023 compared to the same periods in 2022 was mainly driven by the continued production ramp up of the Vito field in the US Gulf of Mexico after start-up in the first quarter of 2023, increased production in the Caesar Tonga field in the US Gulf of Mexico due to new flow lines placed in service during the second half of 2022, and additional wells online in the Appalachian basin. The increase was partially offset by a natural decline in the Appalachian basin and several mature fields in the Gulf of Mexico.

Increased entitlement production helped to mitigate some of the downward impacts on revenue caused by the significantly lower price environment.

Operating expenses and financial results

The start-up of the Vito platform, combined with increased maintenance activity in the Appalachian basin contributed to higher operations and maintenance expenditure for the second quarter and first half of 2023 compared to the prior year. Reduced downtime in certain Gulf of Mexico assets relative to 2022 also contributed to this increase in cost. Depreciation and amortisation increased in the second quarter and first half of 2023 compared to the same periods in 2022 due to increased production and added offshore and onshore capital expenditures. The improved proved reserves partially offset the increase. Exploration expenses have reduced in 2023 compared to 2022 due to lower dry well expenses during the current year.

In the first half of 2022 net operating income included net impairment reversals of USD 527 million.

Marketing, Midstream & Processing

Q2 2023	Q1 2023	Q2 2022	Q2 on Q2	Financial information (unaudited, in USD million)	2023	2022	Change
	Quarters		Change		First half		
22,639	28,889	36,012	(37%)	**Total revenues and other income**	**51,528**	71,929	(28%)
23,150	28,082	35,948	(36%)	Adjusted total revenues and other income[1]	**51,232**	71,540	(28%)
(22,489)	(26,771)	(34,556)	(35%)	**Total operating expenses**	**(49,260)**	(69,981)	(30%)
(21,065)	(25,344)	(33,429)	(37%)	Adjusted purchases* [5]	**(46,409)**	(67,899)	(32%)
(1,199)	(1,229)	(1,012)	18%	Adjusted operating and administrative expenses*	**(2,429)**	(2,013)	21%
(221)	(232)	(221)	0%	Adjusted depreciation, amortisation and net impairments*	**(452)**	(433)	4%
150	2,118	1,456	(90%)	**Net operating income/(loss)**	**2,268**	1,948	16%
665	1,278	1,286	(48%)	Adjusted earnings*[1]	**1,942**	1,195	63%
426	769	1,201	(64%)	- Gas and Power[2]	**1,195**	988	21%
299	510	91	>100%	- Crude, Products and Liquids[2]	**809**	325	>100%
(61)	(1)	(5)	>100%	- Other[2]	**(62)**	(119)	(48%)
65	219	253	(74%)	**Additions to PP&E, intangibles and equity accounted investments**	**284**	518	(45%)

Q2 2023	Q1 2023	Q2 2022	Q2 on Q2	Operational information Marketing, Midstream and Processing	2023	2022	Change
	Quarters		Change		First half		
233.4	217.3	195.4	19%	Liquids sales volumes (mmbl)[3]	**450.6**	407.0	11%
14.1	15.7	15.4	(9%)	Natural gas sales Equinor (bcm)	**29.8**	32.0	(7%)
12.3	14.3	13.7	(10%)	Natural gas entitlement sales Equinor (bcm)	**26.6**	27.8	(4%)
602	639	–	N/A	Power generation (GWh) Equinor share	**1,241**	–	N/A
11.46	18.79	27.43	(58%)	Realised piped gas price Europe (USD/mmbtu)[3]	**15.42**	28.90	(47%)
1.46	3.24	6.51	(78%)	Realised piped gas price US (USD/mmbtu)	**2.36**	5.52	(57%)

1) Restated. For more information, see Amended principles for Adjusted earnings in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.
2) From Q1 2023, the presentation of MMP's adjusted earnings has been changed to align with organisational structure and management's review of performance, with retrospective effect.
3) Restated. Restatement due to a change in definition of the price marker for realised gas price and improved methodology for calculating liquids sales volumes. For more information, see 'End notes'.

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Volumes, Pricing & Revenues

Liquids sales volumes were higher compared to the second quarter of 2022, due to an increase in 3rd party and equity volumes.

Compared to the second quarter of 2022, gas sales were lower due to a decrease in NCS piped gas sales, partially offset by increased volumes from Hammerfest LNG which restarted production in the second quarter of 2022.

Conventional combined cycle gas turbine (CCGT) activities increased Equinor's share of power generation following the acquisition in the second half of 2022 to further strengthen Equinor's energy offering in the UK.

The realised piped gas price Europe decreased compared to the second quarter of last year due to a drop in market prices caused by lower demand, high LNG imports and storage levels.

The realised piped gas price US decreased compared to the second quarter of last year as market prices fell due to high inventories caused by mild temperatures.

Financial Results

During the second quarter of 2023, Gas and Power contributed positively to adjusted earnings* through geographical optimisation of piped gas in Europe, and LNG sales. Crude, Products and Liquids achieved strong results from high margins on the sale of crudes and products as well as gains from geographical arbitrage and capturing opportunities generated through the scale and scope of our shipping portfolio. Adjusted earnings* in Other were negative mainly due to costs related to developing low carbon projects.

Adjusted earnings* decreased from second quarter last year, mainly caused by lower Gas and Power trading result due to lower market volatility, however strong trading results from Crude, Products and Liquids partially offset this decrease.

Crude Products and Liquids contributed to higher adjusted earnings* compared to the first half of 2022 due to strong crude and gasoline margins. Gas and Power increased adjusted earnings* compared to the first half of 2022 mainly due to the restarted LNG deliveries and high clean spark spread from new assets acquired in the second half of 2022.

Net operating income includes effects from changes in fair value related to storage and commodity derivatives used to manage price risk exposure.



Equinor second quarter 2023

Renewables

Quarters			Change	Financial information	First half		
Q2 2023	Q1 2023	Q2 2022	Q2 on Q2	(unaudited, in USD million)	2023	2022	Change
8	5	3	>100%	Revenues third party, other revenue and other income	14	93	(85%)
(4)	(7)	12	N/A	Net income/(loss) from equity accounted investments	(11)	41	N/A
4	(2)	15	(72%)	**Total revenues and other income**	**2**	134	(98%)
7	(4)	16	(58%)	Adjusted total revenues and other income*	3	47	(94%)
(95)	(87)	(57)	66%	**Total operating expenses**	**(182)**	(99)	83%
(89)	(78)	(56)	58%	Adjusted operating and administrative expenses*	(167)	(97)	73%
(2)	(1)	(1)	71%	Adjusted depreciation, amortisation and net impairments*	(3)	(2)	53%
(91)	(89)	(42)	>(100%)	**Net operating income/(loss)**	**(180)**	35	N/A
(84)	(83)	(42)	>(100%)	Adjusted earnings*	(167)	(52)	>(100%)
267	851	57	>100%	**Additions to PP&E, intangibles and equity accounted investments**	**1,119**	100	>100%

Quarters			Change	Operational information	First half		
Q2 2023	Q1 2023	Q2 2022	Q2 on Q2	Renewables	2023	2022	Change
335	511	325	3%	Renewables power generation (GWh) Equinor share	846	837	1%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the [Supplementary disclosures](#).

Power generation

In the second quarter of 2023, the power generation came mainly from offshore wind farms Dudgeon, Sheringham Shoal and Arkona, accounting for 251 GWh. Onshore renewables contributed 83 GWh, primarily from Apodi and Guañizuil IIA projects. The slight increase in production compared to the second quarter and the first half of 2022 was mainly driven by new production from onshore power plants in Poland which was partly offset by lower average wind speeds for UK wind farms.

Total revenues and other income

Production starting from solar plants in Poland has driven the increase in revenue compared to the same quarter last year. Compared to the first half of 2022, total revenue, and other income has decreased due to the previous year divestment gains of USD 87 million from the Dogger Bank C wind farm project in the second half of 2022.

Net income/(loss) from equity accounted investments decreased in the second quarter and the first half of 2023 compared to the same periods last year, mainly due to lower prices and higher project costs from projects under development as projects are maturing. Positive contribution of USD 33 million from producing offshore wind assets to net income for the quarter was more than offset by net losses from projects under development of USD 37 million. Project expenses have increased compared to the second quarter of 2022, mainly driven by increased expenditure in Baltyk projects.

Operating expenses and financial results

Higher business development expenditure combined with increased activity levels as projects mature leading to an upward trend of operating and administrative expenses in the second quarter and first half of 2023 compared to 2022. Maturing projects costs mainly relates to offshore wind projects in the UK and Asia.

Net operating income decreased significantly in the first half of 2023 compared to the same period last year due to a divestment gain on an equity accounted investment recognised in 2022 and increased development costs in 2023.

Additions to PP&E, intangibles, and equity accounted investments for the second quarter of 2023 was USD 267 million, of which, USD 43 million additions were related to onshore renewables, and USD 224 million additions related to offshore wind projects mainly related to the commercial-scale lease in California.

Condensed interim financial statements and notes

Equinor second quarter 2023

17 Condensed interim financial statements and notes

CONTENTS

SECOND QUARTER
2023 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY

CONSOLIDATED STATEMENT OF INCOME

	Quarters				First half	
Q2 2023	Q1 2023	Q2 2022	(unaudited, in USD million)	Note	2023	2022
22,870	29,210	36,387	Revenues	4	52,081	72,437
11	43	51	Net income/(loss) from equity accounted investments		54	151
(9)	(30)	21	Other income		(39)	265
22,872	29,224	36,459	Total revenues and other income	2	52,096	72,852
(10,867)	(11,235)	(13,851)	Purchases [net of inventory variation]		(22,102)	(27,361)
(2,565)	(2,722)	(2,200)	Operating expenses	3	(5,287)	(4,189)
(216)	(304)	(205)	Selling, general and administrative expenses		(520)	(487)
(2,243)	(2,200)	(2,140)	Depreciation, amortisation and net impairments		(4,443)	(4,158)
71	(246)	(331)	Exploration expenses		(176)	(534)
(15,821)	(16,707)	(18,727)	Total operating expenses	2	(32,527)	(36,727)
7,051	12,517	17,733	Net operating income/(loss)	2	19,569	36,125

	Quarters				First half	
Q2 2023	Q1 2023	Q2 2022	(unaudited, in USD million)	Note	2023	2022
(418)	(463)	(327)	Interest expenses and other financial expenses		(880)	(593)
741	1,652	2,351	Other financial items		2,392	1,447
323	1,189	2,023	Net financial items	5	1,512	854
7,374	13,707	19,756	Income/(loss) before tax		21,081	36,979
(5,545)	(8,741)	(12,995)	Income tax	6	(14,286)	(25,503)
1,829	4,966	6,762	Net income/(loss)		6,795	11,476
1,824	4,962	6,757	Attributable to equity holders of the company		6,785	11,467
6	4	5	Attributable to non-controlling interests		10	9
0.60	1.59	2.12	Basic earnings per share (in USD)		2.20	3.57
0.60	1.59	2.11	Diluted earnings per share (in USD)		2.20	3.56
3,042	3,118	3,188	Weighted average number of ordinary shares outstanding (in millions)		3,080	3,208
3,049	3,124	3,197	Weighted average number of ordinary shares outstanding diluted (in millions)		3,086	3,217

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarters				First half	
Q2 2023	Q1 2023	Q2 2022	(unaudited, in USD million)		2023	2022
1,829	4,966	6,762	Net income/(loss)		6,795	11,476
544	54	27	Actuarial gains/(losses) on defined benefit pension plans		598	(392)
(121)	(16)	(6)	Income tax effect on income and expenses recognised in OCI[1]		(137)	87
423	38	21	Items that will not be reclassified to the Consolidated statement of income		461	(305)
(45)	(1,426)	(4,410)	Foreign currency translation effects		(1,471)	(4,238)
92	(65)	0	Share of OCI from equity accounted investments		27	0
47	(1,491)	(4,410)	Items that may be subsequently reclassified to the Consolidated statement of income		(1,444)	(4,238)
470	(1,453)	(4,389)	Other comprehensive income/(loss)		(984)	(4,542)
2,299	3,512	2,372	Total comprehensive income/(loss)		5,811	6,933
2,293	3,508	2,368	Attributable to the equity holders of the company		5,801	6,925
6	4	5	Attributable to non-controlling interests		10	9

1) Other comprehensive income (OCI)

CONSOLIDATED BALANCE SHEET

(unaudited, in USD million)	Note	At 30 June 2023	At 31 December 2022[1]
ASSETS			
Property, plant and equipment	2	57,148	56,498
Intangible assets		5,665	5,158
Equity accounted investments		2,710	2,758
Deferred tax assets		8,349	8,732
Pension assets		1,379	1,219
Derivative financial instruments		430	691
Financial investments		2,810	2,733
Prepayments and financial receivables	7	814	2,063
Total non-current assets		79,303	79,851
Inventories		3,786	5,205
Trade and other receivables[2]		12,340	22,452
Derivative financial instruments		1,927	4,039
Financial investments		22,910	29,876
Cash and cash equivalents[3]		19,650	15,579
Total current assets		60,613	77,152
Assets classified as held for sale	3	142	1,018
Total assets		140,058	158,021

(unaudited, in USD million)	Note	At 30 June 2023	At 31 December 2022[1]
EQUITY AND LIABILITIES			
Shareholders' equity		49,719	53,988
Non-controlling interests		11	1
Total equity		49,730	53,989
Finance debt	5	22,422	24,141
Lease liabilities		2,282	2,410
Deferred tax liabilities		12,940	11,996
Pension liabilities		3,255	3,671
Provisions and other liabilities	7	14,012	15,633
Derivative financial instruments		2,218	2,376
Total non-current liabilities		57,128	60,226
Trade, other payables and provisions		9,953	13,352
Current tax payable	6	12,476	17,655
Finance debt	5	4,701	4,359
Lease liabilities		1,190	1,258
Dividends payable		2,681	2,808
Derivative financial instruments		1,889	4,106
Total current liabilities		32,889	43,539
Liabilities directly associated with the assets classified as held for sale	3	312	268
Total liabilities		90,329	104,032
Total equity and liabilities		140,058	158,021

1) Audited
2) Of which Trade receivables of USD 8.9 billion 30 June 2023 and USD 17.3 billion 31 December 2022
3) Includes collateral deposits of USD 2.0 billion for 30 June 2023 related to certain requirements set out by exchanges where Equinor is participating. The corresponding figure for 31 December 2022 is USD 6.1 billion.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	OCI from equity accounted investments	Shareholders' equity	Non-controlling interests	Total equity
At 1 January 2022	1,164	6,408	36,683	(5,245)	0	39,010	14	39,024
Net income/(loss)			11,467			11,467	9	11,476
Other comprehensive income/(loss)			(305)	(4,238)		(4,542)		(4,542)
Total comprehensive income/(loss)								6,933
Dividends			(2,551)			(2,551)		(2,551)
Share buy-back	(22)	(2,148)				(2,170)		(2,170)
Other equity transactions		(9)				(8)	(2)	(11)
At 30 June 2022	1,142	4,252	45,295	(9,483)	0	41,206	21	41,226
At 1 January 2023	1,142	3,041	58,236	(8,855)	424	53,988	1	53,989
Net income/(loss)			6,785			6,785	10	6,795
Other comprehensive income/(loss)			461	(1,471)	27	(984)		(984)
Total comprehensive income/(loss)								5,811
Dividends			(5,481)			(5,481)		(5,481)
Share buy-back[1]	(42)	(4,543)				(4,585)		(4,585)
Other equity transactions		(4)				(4)		(4)
At 30 June 2023	1,101	(1,507)	60,001	(10,326)	451	49,719	11	49,730

1) For more information see note 8 Capital distribution.

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters					First half	
Q2 2023	Q1 2023	Q2 2022	(unaudited, in USD million)	Note	2023	2022
7,374	13,707	19,756	Income/(loss) before tax		21,081	36,979
2,243	2,200	2,140	Depreciation, amortisation and net impairment		4,443	4,158
(223)	91	87	Exploration expenditures written off (net)		(133)	161
(197)	(955)	(2,821)	(Gains)/losses on foreign currency transactions and balances	5	(1,152)	(2,537)
27	233	(6)	(Gains)/losses on sale of assets and businesses	3	260	(94)
(276)	(324)	(920)	(Increase)/decrease in other items related to operating activities[1]		(601)	(1,220)
1,213	327	3	(Increase)/decrease in net derivative financial instruments		1,540	956
627	277	59	Interest received		904	70
(303)	(251)	(233)	Interest paid		(553)	(351)
10,485	15,305	18,066	Cash flows provided by operating activities before taxes paid and working capital items		25,789	38,122
(10,841)	(5,589)	(8,386)	Taxes paid		(16,430)	(12,693)
2,214	5,155	(1,160)	(Increase)/decrease in working capital		7,369	(1,137)
1,857	14,871	8,520	Cash flows provided by operating activities		16,728	24,291
(803)	(252)	168	Cash (used)/received in business combinations	3	(1,055)	168
(2,842)	(2,051)	(1,713)	Capital expenditures and investments[2]	3	(4,893)	(4,328)
11,241	(5,108)	(3,069)	(Increase)/decrease in financial investments		6,132	(5,920)
(738)	(803)	940	(Increase)/decrease in derivatives financial instruments		(1,540)	1,364
(24)	63	29	(Increase)/decrease in other interest-bearing items		39	33
71	47	77	Proceeds from sale of assets and businesses[3]	3	118	651
6,905	(8,104)	(3,567)	Cash flows provided by/(used in) investing activities		(1,199)	(8,032)

Quarters					First half	
Q2 2023	Q1 2023	Q2 2022	(unaudited, in USD million)	Note	2023	2022
(300)	(2,176)	0	Repayment of finance debt		(2,476)	0
(336)	(332)	(344)	Repayment of lease liabilities		(668)	(661)
(2,725)	(2,861)	(1,310)	Dividends paid		(5,586)	(1,893)
(4,079)	(461)	(304)	Share buy-back		(4,540)	(742)
1,101	873	(2,250)	Net current finance debt and other financing activities		1,974	(5,054)
(6,338)	(4,958)	(4,208)	Cash flows provided by/(used in) financing activities		(11,296)	(8,350)
2,424	1,809	745	Net increase/(decrease) in cash and cash equivalents		4,233	7,910
(154)	(8)	(1,064)	Effect of exchange rate changes on cash and cash equivalents		(162)	(1,334)
17,380	15,579	20,882	Cash and cash equivalents at the beginning of the period (net of overdraft)		15,579	13,987
19,650	17,380	20,562	Cash and cash equivalents at the end of the period (net of overdraft)[4]		19,650	20,562

1) The line item includes a fair value gain related to inventory of USD 851 million in the second quarter 2022. The corresponding amount in the second quarter 2023 was a fair value loss of USD 214 million.
2) In the first quarter 2022 Cash inflow of USD 433 million received related to the disposal of parts of the interests in the Bacalhau field in 2018 (contingent consideration) was reclassified from Capital expenditures and investments to Proceeds from sale of assets and businesses.
3) The line item includes cash consideration net of cash disposed of related to the disposal of Equinor Energy Ireland Limited at closing date 31 March 2023. See note 3 Acquisitions and disposals for more information.
4) At 30 June 2023 and at 31 December 2022 cash and cash equivalents net overdraft were zero. At 30 June 2022 cash and cash equivalents net overdrafts was USD 20 million.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

Note 1. Organisation and basis of preparation

Organisation and principal activities

Equinor Group (Equinor) consists of Equinor ASA and its subsidiaries. Equinor ASA is incorporated and domiciled in Norway and listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA). The registered office address is Forusbeen 50, N-4035, Stavanger, Norway.

The objective of Equinor is to develop, produce and market various forms of energy and derived products and services, as well as other businesses. The activities may also be carried out through participation in or cooperation with other companies. Equinor Energy AS, a 100% owned operating subsidiary of Equinor ASA and owner of all of Equinor's oil and gas activities and net assets on the Norwegian continental shelf, is a co-obligor or guarantor of certain debt obligations of Equinor ASA.

Equinor's condensed interim financial statements for the second quarter of 2023 were authorised for issue by the board of directors on 25 July 2023.

Basis of preparation

These condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting Standards (IFRS)

for a complete set of financial statements, and these condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements for 2022. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however the differences do not impact Equinor's financial statements for the periods presented. A description of the material accounting policies applied in preparing these condensed interim financial statements is included in Equinor`s Consolidated annual financial statements for 2022.

There have been no changes to the material accounting policies during 2023 compared to the Consolidated annual financial statements for 2022. When determining fair value, there have been no changes to the valuation techniques or models and Equinor applies the same sources of input and the same criteria for categorisation in the fair value hierarchy as disclosed in the Consolidated annual financial statements for 2022.

The Condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are reviewed on an on-going basis and

are based on historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. See note 2 Segments for further information about management's future commodity price assumptions.

Note 2. Segments

Equinor's operations are managed through operating segments identified on the basis of those components of Equinor that are regularly reviewed by the chief operating decision maker, Equinor's Corporate Executive Officer (CEO). The reportable segments Exploration & Production Norway (E&P Norway), Exploration & Production International (E&P International), Exploration & Production USA (E&P USA), Marketing, Midstream & Processing (MMP) and Renewables (REN) correspond to the operating segments. The operating segments Projects, Drilling & Procurement (PDP), Technology, Digital & Innovation (TDI) and Corporate staff and functions are aggregated into the reportable segment Other based on materiality. The majority of the costs in PDP and TDI is allocated to the three Exploration & Production segments, MMP and REN.

The accounting policies of the reporting segments equal those described in these condensed interim financial statements, except for the line-item Additions to PP&E, intangibles and equity accounted investments in which movements related to changes in asset retirement obligations are excluded as well as provisions for onerous contracts which reflect only obligations towards group external parties. The measurement basis of segment profit is net operating income/(loss). Deferred tax assets, pension assets, non-current financial assets, total current assets and total liabilities are not allocated to the segments. Transactions between the segments, mainly from the sale of crude oil, gas, and related products, are performed at defined internal prices which have been derived from market prices. The transactions are eliminated upon consolidation.

Second quarter 2023

(in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total
Revenues third party, other revenue and other income	59	186	75	22,514	8	19	0	22,861
Revenues inter-segment	8,223	1,394	902	135	0	8	(10,661)	0
Net income/(loss) from equity accounted investments	0	24	0	(9)	(4)	0	0	11
Total revenues and other income	8,282	1,605	976	22,639	4	27	(10,661)	22,872
Purchases [net of inventory variation]	(0)	(100)	0	(21,094)	0	(0)	10,327	(10,867)
Operating, selling, general and administrative expenses	(937)	(436)	(305)	(1,172)	(93)	(9)	172	(2,781)
Depreciation and amortisation	(1,064)	(465)	(445)	(221)	(2)	(35)	0	(2,231)
Net impairment losses/(reversals)	0	0	0	(2)	0	(10)	0	(12)
Exploration expenses	(80)	173	(22)	0	0	0	0	71
Total operating expenses	(2,082)	(828)	(772)	(22,489)	(95)	(54)	10,499	(15,821)
Net operating income/(loss)	6,200	776	204	150	(91)	(26)	(162)	7,051
Additions to PP&E, intangibles and equity accounted investments	1,624	2,114	274	65	267	0	0	4,345
Balance sheet information								
Equity accounted investments	3	95	0	639	1,905	66	2	2,710
Non-current segment assets	27,062	18,513	11,054	4,218	938	1,028	0	62,813
Non-current assets not allocated to segments								13,781
Total non-current assets								79,303
Assets held for sale	142	0	0	0	0	0	0	142

First quarter 2023
(in USD million)

	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total
Revenues third party, other revenue and other income	(48)	329	61	28,767	5	66	0	29,181
Revenues inter-segment	12,092	1,209	954	82	0	9	(14,346)	0
Net income/(loss) from equity accounted investments	0	11	0	40	(7)	0	0	43
Total revenues and other income	12,044	1,548	1,015	28,889	(2)	75	(14,346)	29,224
Purchases [net of inventory variation]	(0)	16	0	(25,358)	0	(0)	14,107	(11,235)
Operating, selling, general and administrative expenses	(977)	(659)	(273)	(1,178)	(86)	(133)	281	(3,025)
Depreciation and amortisation	(1,115)	(461)	(357)	(232)	(1)	(33)	0	(2,198)
Net impairment losses/(reversals)	0	0	0	(2)	0	0	0	(2)
Exploration expenses	(137)	(64)	(46)	0	0	0	0	(246)
Total operating expenses	(2,229)	(1,167)	(675)	(26,771)	(87)	(166)	14,388	(16,707)
Net operating income/(loss)	9,816	382	340	2,118	(89)	(91)	42	12,517
Additions to PP&E, intangibles and equity accounted investments	1,317	451	262	219	851	78	0	3,179

Second quarter 2022
(in USD million)

	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total
Revenues third party, other revenue and other income	132	237	82	35,921	3	33	0	36,408
Revenues inter-segment	16,580	1,559	1,548	93	0	9	(19,789)	0
Net income/(loss) from equity accounted investments	0	42	0	(2)	12	0	0	51
Total revenues and other income	16,712	1,838	1,629	36,012	15	42	(19,789)	36,459
Purchases [net of inventory variation]	0	(36)	(0)	(33,379)	0	(1)	19,564	(13,851)
Operating, selling, general and administrative expenses	(984)	(370)	(244)	(956)	(56)	(3)	209	(2,404)
Depreciation and amortisation	(1,202)	(324)	(362)	(221)	(1)	(39)	(0)	(2,149)
Net impairment losses/(reversals)	0	9	0	0	0	0	0	9
Exploration expenses	(45)	(135)	(151)	0	0	0	0	(331)
Total operating expenses	(2,231)	(856)	(757)	(34,556)	(57)	(43)	19,774	(18,727)
Net operating income/(loss)	14,482	982	872	1,456	(42)	(1)	(16)	17,733
Additions to PP&E, intangibles and equity accounted investments	1,339	573	170	253	57	14	0	2,405

First half 2023 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total
Revenues third party, other revenue and other income	11	515	136	51,281	14	85	0	52,042
Revenues inter-segment	20,315	2,603	1,855	217	0	17	(25,007)	0
Net income/(loss) from equity accounted investments	0	35	0	31	(11)	0	0	54
Total revenues and other income	20,326	3,153	1,991	51,528	2	102	(25,007)	52,096
Purchases [net of inventory variation]	(0)	(84)	0	(46,453)	0	(0)	24,434	(22,102)
Operating, selling, general and administrative expenses	(1,914)	(1,095)	(577)	(2,351)	(179)	(142)	453	(5,806)
Depreciation and amortisation	(2,179)	(926)	(801)	(452)	(3)	(68)	0	(4,429)
Net impairment losses/(reversals)	0	0	0	(4)	0	(10)	0	(14)
Exploration expenses	(217)	110	(68)	0	0	0	0	(176)
Total operating expenses	(4,310)	(1,995)	(1,447)	(49,260)	(182)	(220)	24,887	(32,527)
Net operating income/(loss)	16,016	1,158	544	2,268	(180)	(118)	(120)	19,569
Additions to PP&E, intangibles and equity accounted investments	2,941	2,565	536	284	1,119	79	0	7,524

27 Condensed interim financial statements and notes

CONTENTS
SECOND QUARTER
2023 REVIEW
CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES
SUPPLEMENTARY

First half 2022
(in USD million)

	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total
Revenues third party, other revenue and other income	341	298	160	71,746	93	64	0	72,702
Revenues inter-segment	34,825	2,883	2,739	182	0	19	(40,648)	0
Net income/(loss) from equity accounted investments	0	109	0	1	41	0	0	151
Total revenues and other income	35,166	3,290	2,898	71,929	134	83	(40,648)	72,852
Purchases [net of inventory variation]	0	(9)	(0)	(67,668)	0	(0)	40,316	(27,361)
Operating, selling, general and administrative expenses	(1,799)	(760)	(465)	(1,880)	(97)	(81)	406	(4,675)
Depreciation and amortisation	(2,624)	(660)	(682)	(433)	(2)	(78)	0	(4,479)
Net impairment losses/(reversals)	821	(1,033)	533	0	0	0	0	321
Exploration expenses	(150)	(216)	(168)	0	0	0	0	(534)
Total operating expenses	(3,752)	(2,678)	(782)	(69,981)	(99)	(159)	40,723	(36,727)
Net operating income/(loss)	31,414	613	2,117	1,948	35	(77)	75	36,125
Additions to PP&E, intangibles and equity accounted investments	2,410	1,199	296	518	100	70	0	4,593

Net impairments/reversal of impairments and changes to accounting assumptions

Management's future commodity price assumptions are used for value in use impairment testing. While there are inherent uncertainties in the assumptions, the commodity price assumptions reflect management's best estimate of the price development over the life of the Group's assets based on its view of relevant current circumstances and the likely future development of such circumstances, including energy demand development, energy and climate change policies as well as the speed of the energy transition, population and economic growth, geopolitical risks, technology and cost development and other factors. Management's best estimate also takes into consideration a range of external forecasts.

Equinor has performed a thorough and broad analysis of the expected development in drivers for the different commodity markets. Significant uncertainty exists regarding future commodity price development due to the transition to a lower carbon economy, future supply actions by OPEC+ and other factors. Such analysis resulted in changes in the long-term price assumptions with effect from the second quarter of 2023. The main price assumptions applied in impairment and impairment reversal assessments are disclosed in the table below as price-points on price curves. Previous price-points applied from the third quarter of 2022 up to and including the first quarter of 2023 are provided in brackets.

Year Prices in real terms[1]		2025		2030		2040		2050
Brent Blend (USD/bbl)	79	(78)	78	(78)	73	(73)	68	(68)
European gas (USD/mmBtu) - TTF	15.5	(20.9)	9.1	(9.9)	9.5	(9.4)	9.5	(9.4)
Henry Hub (USD/mmBtu)	3.6	(4.2)	4.3	(3.9)	4.3	(3.9)	4.3	(3.9)
Electricity Germany (EUR/MWh)	106	(122)	78	(74)	71	(60)	71	(60)
EU ETS (EUR/tonne)	90	(84)	105	(84)	128	(111)	150	(137)

1) Basis year 2023.

Non-current assets by country

(in USD million)	At 30 June 2023	At 31 December 2022
Norway	**31,423**	33,242
USA	**12,583**	12,343
Brazil	**9,831**	9,400
UK	**5,598**	3,688
Azerbaijan	**1,382**	1,401
Canada	**1,169**	1,171
Denmark	**932**	497
Angola	**908**	895
Argentina	**593**	615
Algeria	**544**	622
Other	**561**	541
Total non-current assets[1]	**65,523**	64,414

1) Excluding deferred tax assets, pension assets and non-current financial assets.

Note 3. Acquisitions and disposals

Acquisitions

Acquisition of Suncor Energy UK Limited
On 30 June 2023, Equinor closed a transaction with Suncor Energy UK Holdings Ltd to acquire 100% of the shares in Suncor Energy UK Limited for a total consideration of USD 803 million after customary adjustments for working capital. The transaction includes a non-operated interest in the producing Buzzard oil field (29.89%) and an additional interest in the operated Rosebank development (40%). The transaction has been accounted for within the E&P International segment as a business combination, resulting in an increase in Equinor's property, plant and equipment of USD 1,516 million and deferred tax liabilities of USD 694 million. The purchase price and the purchase price allocation are preliminary.

Acquisition of BeGreen
On 26 January 2023, Equinor closed a transaction with the Bregentved Group and members of the executive board of BeGreen Solar Aps to acquire 100% of the shares in the Danish solar developer BeGreen Solar Aps. The cash consideration amounted to USD 252 million (EUR 235 million), in addition to a consideration contingent on the successful delivery of future solar projects above an agreed megawatt threshold. The transaction has been accounted for within the REN segment as a business combination, resulting in an increase of Equinor's intangible assets of USD 423 million. The purchase price and the purchase price allocation are preliminary.

Disposals

Equinor Energy Ireland Limited
On 31 March 2023, Equinor closed the transaction with Vermilion Energy Inc (Vermillion) to sell Equinor's non-operated equity position in the Corrib gas project in Ireland, covering 100% of the shares in Equinor Energy Ireland Limited (EEIL). Prior to closing, Equinor received an extraordinary dividend of USD 371 million from EEIL. Total consideration amounted to USD 362 million, including cash settlement of contingent consideration. A loss of USD 258 million has been recognised and presented in the line item Operating expenses in the Consolidated statement of income within the E&P International segment.

Equinor second quarter 2023

Note 4. Revenues

Revenues from contracts with customers by geographical areas

When attributing the line item Revenues from contracts with customers for the second quarter of 2023 to the country of the legal entity executing the sale, Norway constitutes 76%, and the USA constitutes 20% of such revenues (81% and 16%, respectively, for the first half of 2023). For the second quarter of 2022, Norway and the USA constituted 84% and 14% of such revenues, respectively (85% and 12% respectively for the first half of 2022).

Revenues from contracts with customers and other revenues

	Quarters				First half	
Q2 2023	Q1 2023	Q2 2022	(in USD million)		2023	2022
13,055	12,112	16,397	Crude oil		**25,166**	31,431
5,041	10,457	12,923	Natural gas		**15,498**	28,461
4,422	9,228	11,457	- European gas		**13,650**	25,808
199	397	766	- North American gas		**596**	1,387
419	832	699	- Other incl. Liquefied natural gas		**1,251**	1,266
2,368	2,477	2,531	Refined products		**4,845**	5,435
1,780	2,383	2,529	Natural gas liquids		**4,163**	5,106
395	453	310	Transportation		**848**	592
657	959	651	Other sales		**1,616**	1,768
23,295	28,841	35,342	Revenues from contracts with customers		**52,136**	72,793
(425)	370	1,045	Total other revenues[1]		**(56)**	(356)
22,870	29,210	36,387	Revenues		**52,081**	72,437

1)   Principally relates to commodity derivatives and change in fair value less cost to sell for commodity inventories held for trading purposes.

Note 5. Financial items

	Quarters				First half	
Q2 2023	Q1 2023	Q2 2022	(in USD million)		2023	2022
197	955	2,821	Net foreign currency exchange gains/(losses)		**1,152**	2,537
618	590	280	Interest income and other financial items		**1,208**	394
5	32	(224)	Gains/(losses) on financial investments		**37**	(357)
(79)	74	(526)	Gains/(losses) other derivative financial instruments		**(5)**	(1,126)
(418)	(463)	(327)	Interest and other finance expenses		**(880)**	(593)
323	1,189	2,023	Net financial items		**1,512**	854

Equinor reports significant unrealised foreign currency gains in the first half of 2023 and in the first half of 2022, mainly related to the strengthening of USD versus NOK. These effects are mainly due to a large part of Equinor's operations having NOK as a functional currency, and the effects are offset within equity as OCI effects arising on translation from functional currency to presentation currency USD.

The increase in Interest income and other financial items in the second quarter compared to the previous quarter and the same quarter the prior year mainly relates to higher interest rates.

Equinor has a US Commercial paper programme available with a limit of USD 5 billion. As of 30 June 2023, USD 2.4 billion were utilised compared to USD 0.2 billion utilised as of 31 December 2022.

Note 6. Income taxes

	Quarters				First half	
Q2 2023	Q1 2023	Q2 2022	(in USD million)		2023	2022
7,374	13,707	19,756	Income/(loss) before tax		**21,081**	36,979
(5,545)	(8,741)	(12,995)	Income tax		**(14,286)**	(25,503)
75.2%	63.8%	65.8%	Effective tax rate		**67.8%**	69.0%

The effective tax rate for the second quarter of 2023 was significantly influenced by higher share of income from the Norwegian continental shelf. The effective rate for the first half of 2023 was significantly influenced by the lower share of income before tax from the Norwegian continental shelf and currency effects in entities that are taxable in other currencies than the functional currency.

The effective tax rate for the second quarter of 2022 was primarily influenced by low share of income before tax from the Norwegian continental shelf and positive income in countries with lower tax rates and with unrecognised deferred tax assets. The effective rate for the first half of 2022 was primarily influenced by high share of income before tax from the Norwegian continental shelf and losses including impairments recognised in countries with lower effective tax rates, partially offset by positive income in countries with lower tax rates and with unrecognised deferred tax assets. The effective tax rate for the second quarter of 2022 and for the first half of 2022 was also influenced by currency effects in entities that are taxable in other currencies than the functional currency.

Note 7. Provisions, commitments, contingent items and related parties

Litigation and claims
During the normal course of its business, Equinor is involved in legal and other proceedings, and several unresolved claims are currently outstanding. The ultimate liability or asset in respect of such litigation and claims cannot be determined at this time. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

Related parties
The line-item Trade and other receivables include a receivable from the Norwegian state under the Marketing Instruction in relation to the state's (SDFI) participation in the gas sales activities of a foreign subsidiary of Equinor, estimated at USD 0.1 billion. At year-end 2022, the corresponding estimated amount of USD 1.5 billion was classified as a non-current item and included in the line-item Prepayments and financial receivables. The decrease is mainly related to reduced gas storage volumes due to gas sales. A corresponding non-current liability of USD 0.1 billion has been recognised, representing SDFI's estimated interest in the gas sales activities in the foreign subsidiary. The estimated total non-current liabilities to SDFI amounts to USD 0.5 billion at 30 June 2023 (USD 2.1 billion at year end 2022).

31 Condensed interim financial statements and notes

CONTENTS

SECOND QUARTER
2023 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY

Note 8. Capital distribution

Dividend for the second quarter
On 25 July 2023, the Board of Directors resolved to declare an ordinary cash dividend for the second quarter of 2023 of USD 0.30 per share and an extraordinary cash dividend of USD 0.60 per share. The Equinor shares will be traded ex-dividend 14 November 2023 on the Oslo Børs and for ADR holders on the New York Stock Exchange. Record date will be 15 November 2023 and payment date will be 28 November 2023.

Share buy- back programme 2023
Based on the authorisation from the annual general meeting on 10 May 2023, the Board of directors will on a quarterly basis decide on share buy-back tranches. The 2023 programme is up to USD 6,000 million,

including shares to be redeemed from the Norwegian State.

In February 2023, Equinor launched the first tranche of USD 1,000 million of which USD 330 million was acquired in the open market in the first quarter 2023.

In May 2023, Equinor launched the second tranche of USD 1,667 million. USD 550 million has been recognised as a reduction in equity due to an irrevocable agreement with a third-party, of which USD 440 million has been acquired in the open market and settled at 30 June 2023.

In order to maintain the Norwegian States ownership share in Equinor, a proportionate share of the second,

third and fourth tranche of the 2022 programme as well as the first tranche of the 2023 programme was redeemed and annulled after approval by the annual general meeting on 10 May 2023. The liability to the Norwegian State of USD 3,705 million (NOK 39,071 million) was settled in June 2023.

On 25 July 2023 the Board of Directors decided to initiate a third share buy-back tranche of USD 1.667 billion for 2023 (including the State's share, excluding transaction costs), starting 27 July 2023 and with an end-date no later than 26 October 2023.

	First half	
Equity impact of share buy-back programmes (in USD million)	**2023**	**2022**
First tranche	**330**	330
Second tranche	**550**	440
Norwegian state share[1]	**3,705**	1,399
Total	**4,585**	2,169

1) Relates to the previous year programme and first tranche of current year programme

Responsibility statement

Board and management confirmation

Today, the board of directors, the chief executive officer and the chief financial officer have reviewed and approved the Equinor ASA Condensed interim financial statements as of 30 June 2023.

To the best of our knowledge, we confirm that:

- the Equinor ASA Condensed interim financial statements for the first half of 2023 have been prepared in accordance with IFRSs as adopted by the European Union (EU), IFRSs as issued by the International Accounting Standards Board (IASB) and additional Norwegian disclosure requirements in the Norwegian Accounting Act, and that
- the information presented in the Condensed interim financial statements gives a true and fair view of the company's and the group's assets, liabilities, financial position and results for the period viewed in their entirety, and that
- the information presented in the Condensed interim financial statements gives a true and fair view of the development, performance, financial position, principle risks and uncertainties of the group, and that
- the information presented in the Condensed interim financial statements gives a true and fair view of major related-party transactions

Oslo, 25 July 2023
THE BOARD OF DIRECTORS OF EQUINOR ASA

/s/ JON ERIK REINHARDSEN
CHAIR

/s/ ANNE DRINKWATER   /s/ HAAKON BRUUN-HANSSEN   /s/ REBEKKA GLASSER HERLOFSEN
DEPUTY CHAIR

/s/ HILDE MØLLERSTAD   /s/ JONATHAN LEWIS   /s/ FINN BJØRN RUYTER

/s/ TOVE ANDERSEN   /s/ STIG LÆGREID   /s/ PER MARTIN LABRÅTEN

/s/ TORGRIM REITAN   /s/ ANDERS OPEDAL
CHIEF FINANCIAL OFFICER   PRESIDENT AND CEO

Supplementary disclosures

	Quarters		Change		First half		
Q2 2023	Q1 2023	Q2 2022	Q2 on Q2	Exchange rates	2023	2022	Change
0.0934	0.0976	0.1059	(12%)	NOK/USD average daily exchange rate	0.0956	0.1095	(13%)
0.0928	0.0954	0.1004	(8%)	NOK/USD period-end exchange rate	0.0928	0.1004	(8%)
10.7100	10.2439	9.4411	13%	USD/NOK average daily exchange rate	10.4637	9.1327	15%
10.7712	10.4772	9.9629	8%	USD/NOK period-end exchange rate	10.7712	9.9629	8%
1.0890	1.0728	1.0636	2%	EUR/USD average daily exchange rate	1.0806	1.0928	(1%)
1.0866	1.0875	1.0387	5%	EUR/USD period-end exchange rate	1.0866	1.0387	5%

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts or certain accounting items that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e., IFRS).

Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as defined below, to provide a better indication of the underlying operational and financial performance in the period (excluding financing), and therefore better facilitate comparisons between periods.

The following financial measures may be considered non-GAAP financial measures:

▪ **Adjusted earnings** are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Equinor's IFRS measures, which provides an indication of Equinor's underlying operational performance in the period and facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation expenses and adjusted exploration expenses.

▪ **Adjusted earnings after tax** – equals the sum of net operating income/(loss) less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Equinor's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income/(loss) and net income/(loss), which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures as such non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. Equinor reflects such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. These measures should therefore not be used in isolation.

Amended principles for Adjusted earnings with effect from the first quarter of 2023:
Equinor has made the following changes to the items adjusted for within Adjusted earnings:
- With effect from the first quarter of 2023, movements in the fair value of commodity derivatives used to manage price risk exposure of future sale and purchase contracts are excluded from adjusted earnings and deferred until the time of the physical delivery. This change minimises the effects of timing differences and presents a measure more indicative of underlying economic performance.
- With effect from the first quarter of 2023, the principle used to adjust the valuation of commercial storages is based on the forward price at the expected realisation date. Prior to this amendment, the valuation adjustment was based on short-term forward prices which, for some storages, did not correspond to the forward price at the expected realisation date. This change brings the valuation principle in line with how the corresponding derivative contract used to manage price exposure is valued.

These changes have been applied retrospectively to the comparative figures. The majority of the impact is due to the revised treatment of commodity derivatives. These changes only affect the MMP reporting segment and currently do not have an impact on other segments. Equinor deems that these changes lead to a better representation of performance in each period by appropriately reflecting the economic impact of its risk management activities.

Impact of change	Q2 2022			First half 2022		
MMP segment	As reported	Impact	Restated	As reported	Impact	Restated
Changes in fair value of derivatives	(74)	(159)	(233)	(29)	(460)	(489)
Periodisation of inventory hedging effect	42	136	178	(205)	315	110
Adjusted total revenues and other income	35,971	(23)	35,948	71,686	(146)	71,540
Adjusted earnings/(loss)	1,310	(23)	1,286	1,341	(146)	1,195
Adjusted earnings/(loss) after tax	259	283	542	297	591	888

Impact of change	Q2 2022			First half 2022		
Equinor group	As reported	Impact	Restated	As reported	Impact	Restated
Changes in fair value of derivatives	(34)	(159)	(194)	170	(460)	(290)
Periodisation of inventory hedging effect	42	136	178	(205)	315	110
Adjusted total revenues and other income	36,315	(23)	36,292	73,027	(146)	72,881
Adjusted earnings/(loss)	17,590	(23)	17,566	35,581	(146)	35,435
Adjusted earnings/(loss) after tax	5,000	283	5,283	10,180	591	10,770
Effective tax rates on adjusted earnings	71.6%	(1.6%)	69.9%	71.4%	(1.8%)	69.6%

No other line items or segments were affected by the change.

- **Capital employed adjusted** – this measure is defined as Equinor's total equity (including non-controlling interests) and net interest-bearing debt adjusted.
- **Net interest-bearing debt adjusted** – this measure is defined as Equinor's interest bearing financial liabilities less cash and cash equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance company and balances related to the SDFI.
- **Net debt to capital employed**, **Net debt to capital employed adjusted**, **including lease liabilities** and **Net debt to capital employed ratio adjusted** – Following implementation of IFRS 16 Equinor presents a "net debt to capital employed adjusted" excluding lease liabilities from the gross interest-bearing debt. Comparable numbers are presented in the table Calculation of capital employed and net debt to capital employed ratio in the report include Finance lease according to IAS17, adjusted for marketing instruction agreement. In Equinor's view, net debt ratio provides useful information about Equinor's capital structure and financial strength.
- **Organic capital expenditures (organic investments/capex)** – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 2 Segments to the Condensed interim financial statements, amounted to USD 4.3 billion in Q2 2023 (Q2 2022: USD 2.4 billion). Organic capital expenditures are capital expenditures excluding acquisitions, recognised lease assets (RoU assets) and other investments with significant different cash flow pattern. In Q2 2023, a total of USD 2.1 billion (Q2 2022: USD 0.4 billion) is excluded in the organic capital expenditures. Forward-looking organic

capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine organic capital expenditures cannot be predicted with reasonable certainty. Organic capital expenditure is a measure which Equinor believes gives relevant information about Equinor's investments in maintenance and development of the company's assets.

- **Gross investments/capex** – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in the financial statements, including Equinor's proportionate share of capital expenditures in equity accounted investments not included in additions to equity accounted investments. Forward-looking gross capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine gross capital expenditures cannot be predicted with reasonable certainty.
- **Cashflow from operations after taxes paid (CFFO after taxes paid)** represents, and is used by management, to evaluate cash generated from operating activities after taxes paid, available for investing activities, for debt servicing and distribution to shareholders. However, cashflow from operations after taxes paid is not a measure of our liquidity under IFRS and should not be considered in isolation or as a substitute for an analysis of our results as reported in this report. Our definition of Cashflow from operations after taxes paid is limited and does not represent residual cash flows available for discretionary expenditures.

- **Net cash flow (previously named free cash flow)** - Net cash flow represents, and is used by management to evaluate, cash generated from operational and investing activities available for debt servicing and distribution to shareholders. The name of the measure was updated in the first quarter of 2023, but no changes have been made to the definition.

Adjusted earnings adjust for the following items:
- **Changes in fair value of derivatives:** In the ordinary course of business, Equinor enters into commodity derivative contracts to manage the price risk exposure relating to future sale and purchase contracts. These commodity derivatives are measured at fair value at each reporting date, with the movements in fair value recognised in the income statement. By contrast, the sale and purchase contracts are not recognised until the transaction occurs resulting in timing differences. Therefore, with effect from the first quarter of 2023, the unrealised movements in the fair value of these commodity derivative contracts are excluded from adjusted earnings and deferred until the time of the physical delivery to minimise the effect of these timing differences. Further, embedded derivatives within certain gas contracts and contingent consideration related to historical divestments are required to be carried at fair value. Any accounting impacts resulting from such changes in fair value are also excluded from adjusted earnings, as these fluctuations are not indicative of the underlying performance of the business.
- **Periodisation of inventory hedging effect:** Equinor enters into derivative contracts to manage price risk exposure relating to its commercial storage.

These derivative contracts are carried at fair value while the inventories are accounted for at the lower of cost or market price. Therefore, measurement differences occur in relation to the recognition of gains and losses. An adjustment is made to align the valuation principles of inventories with related derivative contracts. With effect from the first quarter of 2023, the adjusted valuation of inventories is based on the forward price at the expected realisation date. This is so that the valuation principles between commercial storages and derivative contracts are better aligned.

- **Over/underlift:** Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the product was sold rather than in the period it was produced. The over/underlift position depended on several factors related to our lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect operational performance and comparability with peers.
- The **operational storage i**s not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.
- **Impairment and reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired, or

the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items.

- **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
- **Eliminations (Internal unrealised profit on inventories):** Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e., level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production cost is not

assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings.

- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Equinor's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions, but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items are carefully assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.
- **Change in accounting policy** are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor's underlying operational performance in the reporting period.

For more information on our definitions and use of non-GAAP financial measures, see section 5.8 Use and reconciliation of non-GAAP financial measures in Equinor's 2022 Integrated Annual Report.

Reconciliation of adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.

Items impacting net operating income/(loss) in the second quarter of 2023 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Total revenues and other income	**22,872**	8,282	1,605	976	22,639	4	(10,634)
Adjusting items	**261**	(247)	(5)	-	511	2	-
Changes in fair value of derivatives	**362**	13	(4)	-	353	-	-
Periodisation of inventory hedging effect	**158**	-	-	-	158	-	-
Over-/underlift	**(262)**	(260)	(2)	-	-	-	-
Gain/loss on sale of assets	**2**	-	-	-	-	2	-
Adjusted total revenues and other income	**23,133**	8,034	1,599	976	23,150	7	(10,634)
Purchases [net of inventory variation]	**(10,867)**	(0)	(100)	-	(21,094)	-	10,327
Adjusting items	**191**	-	-	-	29	-	162
Operational storage effects	**29**	-	-	-	29	-	-
Eliminations	**162**	-	-	-	-	-	162
Adjusted purchases [net of inventory variation]	**(10,676)**	(0)	(100)	-	(21,065)	-	10,489
Operating and administrative expenses	**(2,781)**	(937)	(436)	(305)	(1,172)	(93)	163
Adjusting items	**29**	50	(20)	22	(27)	4	-
Over-/underlift	**6**	50	(44)	-	-	-	-
Other adjustments	**26**	-	-	22	-	4	-
Gain/loss on sale of assets	**24**	-	24	-	-	-	-
Provisions	**(27)**	-	-	-	(27)	-	-
Adjusted operating and administrative expenses	**(2,752)**	(888)	(456)	(283)	(1,199)	(89)	163

Items impacting net operating income/(loss) in the second quarter of 2023 (continued) (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Depreciation, amortisation and net impairments	(2,243)	(1,064)	(465)	(445)	(223)	(2)	(44)
Adjusting items	11	-	-	-	2	-	9
Impairment	11	-	-	-	2	-	9
Adjusted depreciation, amortisation and net impairments	(2,232)	(1,064)	(465)	(445)	(221)	(2)	(36)
Exploration expenses	71	(80)	173	(22)	-	-	-
Adjusting items	-	-	-	-	-	-	-
Adjusted exploration expenses	71	(80)	173	(22)	-	-	-
Net operating income/(loss)	7,051	6,200	776	204	150	(91)	(189)
Sum of adjusting items	492	(197)	(25)	22	515	6	171
Adjusted earnings/(loss)	7,543	6,003	751	226	665	(84)	(18)
Tax on adjusted earnings	(5,297)	(4,636)	(332)	(52)	(328)	7	44
Adjusted earnings/(loss) after tax	2,246	1,366	419	173	337	(77)	26

Items impacting net operating income/(loss) in the second quarter of 2022 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Total revenues and other income	**36,459**	16,712	1,838	1,629	36,012	15	(19,748)
Adjusting items	**(168)**	(221)	118	–	(64)	0	–
Changes in fair value of derivatives[1]	**(194)**	–	40	–	(233)	–	–
Periodisation of inventory hedging effect[1]	**178**	–	–	–	178	–	–
Operating and administrative expenses	**0**	–	–	–	–	0	–
Over-/underlift	**(144)**	(221)	78	–	–	–	–
Gain/loss on sale of assets	**(9)**	–	–	–	(9)	–	–
Adjusted total revenues and other income[1]	**36,292**	16,491	1,956	1,629	35,948	16	(19,748)
Purchases [net of inventory variation]	**(13,851)**	0	(36)	(0)	(33,379)	–	19,564
Adjusting items	**(34)**	–	–	–	(50)	–	16
Operational storage effects	**(50)**	–	–	–	(50)	–	–
Eliminations	**16**	–	–	–	–	–	16
Adjusted purchases [net of inventory variation]	**(13,885)**	0	(36)	(0)	(33,429)	–	19,580
Operating and administrative expenses	**(2,404)**	(984)	(370)	(244)	(957)	(56)	206
Adjusting items	**15**	70	(3)	4	(56)	–	–
Over-/underlift	**60**	70	(10)	–	–	–	–
Other adjustments	**6**	–	6	–	–	–	–
Gain/loss on sale of assets	**4**	–	0	4	–	–	–
Provisions	**(56)**	–	–	–	(56)	–	–
Adjusted operating and administrative expenses	**(2,390)**	(914)	(373)	(240)	(1,012)	(56)	206

Items impacting net operating income/(loss) in the second quarter of 2022 (continued) (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Depreciation, amortisation and net impairments	(2,140)	(1,202)	(315)	(362)	(221)	(1)	(39)
Adjusting items	(9)	(0)	(9)	-	-	-	-
Impairment	(9)	-	(9)	-	-	-	-
Adjusted depreciation, amortisation and net impairments	(2,149)	(1,203)	(324)	(362)	(221)	(1)	(39)
Exploration expenses	(331)	(45)	(135)	(151)	-	-	-
Adjusting items	30	0	24	5	-	-	-
Impairment	30	0	24	5	-	-	-
Adjusted exploration expenses	(301)	(44)	(111)	(146)	-	-	-
Net operating income/(loss)	17,733	14,482	982	872	1,456	(42)	(17)
Sum of adjusting items[1]	(166)	(152)	130	10	(170)	0	16
Adjusted earnings/(loss)[1]	17,566	14,330	1,111	881	1,286	(42)	(1)
Tax on adjusted earnings[1]	(12,283)	(11,121)	(405)	(21)	(744)	7	(1)
Adjusted earnings/(loss) after tax[1]	5,283	3,210	707	861	542	(34)	(1)

1) MMP segment and Equinor group are restated due to amended principles for adjusting items; 'changes in fair value of derivatives' and 'periodisation of inventory hedging effect'. For further information see Amended principles for Adjusted earnings in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

Items impacting net operating income/(loss) in the first quarter of 2023 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Total revenues and other income	29,224	12,044	1,548	1,015	28,889	(2)	(14,271)
Adjusting Items	(704)	99	6	-	(807)	(2)	(0)
Changes in fair value of derivatives	(803)	96	(89)	-	(809)	-	-
Periodisation of inventory hedging effect	25	-	-	-	25	-	-
Over-/underlift	98	3	95	-	-	-	-
Gain/loss on sale of assets	(25)	1	-	-	(23)	(3)	(0)
Adjusted total revenues and other income	28,520	12,144	1,555	1,015	28,082	(4)	(14,271)
Purchases [net of inventory variation]	(11,235)	(0)	16	-	(25,358)	-	14,107
Adjusting Items	(27)	-	-	-	15	-	(42)
Operational storage effects	15	-	-	-	15	-	-
Eliminations	(42)	-	-	-	-	-	(42)
Adjusted purchases [net of inventory variation]	(11,262)	(0)	16	-	(25,344)	-	14,065
Operating and administrative expenses	(3,025)	(977)	(659)	(273)	(1,178)	(86)	148
Adjusting Items	176	1	217	-	(51)	8	-
Over-/underlift	(41)	1	(42)	-	-	-	-
Other adjustments	2	-	-	-	-	2	-
Gain/loss on sale of assets	265	-	259	-	-	6	-
Provisions	(51)	-	-	-	(51)	-	-
Adjusted operating and administrative expenses	(2,849)	(976)	(442)	(273)	(1,229)	(78)	148

Items impacting net operating income/(loss) in the first quarter of 2023 (continued) (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Depreciation, amortisation and net impairments	(2,200)	(1,115)	(461)	(357)	(234)	(1)	(33)
Adjusting Items	2	-	-	-	2	-	-
Impairment	2	-	-	-	2	-	-
Adjusted depreciation, amortisation and net impairments	(2,198)	(1,115)	(461)	(357)	(232)	(1)	(33)
Exploration expenses	(246)	(137)	(64)	(46)	-	-	(0)
Adjusting Items	8	-	8	-	-	-	-
Impairment	8	-	8	-	-	-	-
Adjusted exploration expenses	(238)	(137)	(55)	(46)	-	-	(0)
Net operating income/(loss)	12,517	9,816	382	340	2,118	(89)	(49)
Sum of adjusting items	(545)	100	232	-	(841)	6	(42)
Adjusted earnings/(loss)	11,973	9,916	614	340	1,278	(83)	(91)
Tax on adjusted earnings	(8,459)	(7,702)	(284)	(80)	(424)	11	20
Adjusted earnings/(loss) after tax	3,514	2,214	330	260	854	(72)	(72)

Items impacting net operating income/(loss) in the first half of 2023

(in USD million)

	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Othe
Total revenues and other income	**52,096**	20,326	3,153	1,991	51,528	2	(24,905)
Adjusting items	**(443)**	(148)	1	–	(296)	0	(0)
Changes in fair value of derivatives	**(441)**	109	(92)	–	(457)	–	–
Periodisation of inventory hedging effect	**184**	–	–	–	184	–	–
Impairment from associated companies	**1**	–	–	–	–	1	–
Over-/underlift	**(164)**	(258)	94	–	–	–	–
Gain/loss on sale of assets	**(23)**	1	–	–	(23)	(0)	(0)
Adjusted total revenues and other income	**51,653**	20,178	3,154	1,991	51,232	3	(24,905)
Purchases [net of inventory variation]	**(22,102)**	(0)	(84)	–	(46,453)	–	24,434
Adjusting items	**164**	–	–	–	44	–	120
Operational storage effects	**44**	–	–	–	44	–	–
Eliminations	**120**	–	–	–	–	–	120
Adjusted purchases [net of inventory variation]	**(21,939)**	(0)	(84)	–	(46,409)	–	24,554
Operating and administrative expenses	**(5,806)**	(1,914)	(1,095)	(577)	(2,351)	(179)	310
Adjusting items	**205**	51	197	22	(78)	12	–
Over-/underlift	**(35)**	51	(86)	–	–	–	–
Other adjustments	**28**	–	–	22	–	6	–
Gain/loss on sale of assets	**289**	–	283	–	–	6	–
Provisions	**(78)**	–	–	–	(78)	–	–
Adjusted operating and administrative expenses	**(5,602)**	(1,863)	(897)	(556)	(2,429)	(167)	310

Items impacting net operating income/(loss) in the first half of 2023 (continued)

(in USD million)

	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Othe
Depreciation, amortisation and net impairments	(4,443)	(2,179)	(926)	(801)	(457)	(3)	(77)
Adjusting items	13	-	-	-	4	-	9
Impairment	13	-	-	-	4	-	9
Adjusted depreciation, amortisation and net impairments	(4,430)	(2,179)	(926)	(801)	(452)	(3)	(68)
Exploration expenses	(176)	(217)	110	(68)	-	-	(0)
Adjusting items	8	-	8	-	-	-	-
Impairment	8	-	8	-	-	-	-
Adjusted exploration expenses	(167)	(217)	118	(68)	-	-	(0)
Net operating income/(loss)	19,569	16,016	1,158	544	2,268	(180)	(238)
Sum of adjusting items	(53)	(97)	207	22	(326)	13	129
Adjusted earnings/(loss)	19,516	15,919	1,365	566	1,942	(167)	(109)
Tax on adjusted earnings	(13,755)	(12,338)	(616)	(132)	(751)	19	64
Adjusted earnings/(loss) after tax	5,760	3,580	749	434	1,191	(148)	(45)

Items impacting net operating income/(loss) in the first half of 2022 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Total revenues and other income	72,852	35,166	3,290	2,898	71,929	134	(40,565)
Adjusting Items	29	(13)	517	–	(388)	(87)	(1)
Changes in fair value of derivatives[1]	(290)	(154)	354	–	(489)	–	–
Periodisation of inventory hedging effect[1]	110	–	–	–	110	–	–
Over-/underlift	305	142	164	–	–	–	–
Gain/loss on sale of assets	(97)	–	–	–	(9)	(87)	(1)
Adjusted total revenues and other income[1]	72,881	35,154	3,808	2,898	71,540	47	(40,566)
Purchases [net of inventory variation]	(27,361)	0	(9)	(0)	(67,668)	–	40,316
Adjusting Items	(306)	–	–	–	(231)	–	(75)
Operational storage effects	(231)	–	–	–	(231)	–	–
Eliminations	(75)	–	–	–	–	–	(75)
Adjusted purchases [net of inventory variation]	(27,666)	0	(9)	(0)	(67,899)	–	40,242
Operating and administrative expenses	(4,675)	(1,799)	(760)	(465)	(1,880)	(97)	326
Adjusting Items	(165)	2	(36)	4	(134)	–	–
Over-/underlift	(41)	2	(43)	–	–	–	–
Change in accounting policy	6	–	6	–	–	–	–
Gain/loss on sale of assets	4	–	0	4	–	–	–
Provisions	(134)	–	–	–	(134)	–	–
Adjusted operating and administrative expenses	(4,840)	(1,798)	(796)	(461)	(2,014)	(97)	326

Items impacting net operating income/(loss) in the first half of 2022 (continued) (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Depreciation, amortisation and net impairments	(4,158)	(1,802)	(1,693)	(150)	(433)	(2)	(78)
Adjusting Items	(324)	(821)	1,030	(533)	-	-	-
Impairment	1,030	-	1,030	-	-	-	-
Reversal of impairment	(1,354)	(821)	-	(533)	-	-	-
Adjusted depreciation, amortisation and net impairments	(4,482)	(2,624)	(663)	(682)	(433)	(2)	(78)
Exploration expenses	(534)	(150)	(216)	(168)	-	-	0
Adjusting Items	76	4	65	6	-	-	-
Impairment	76	4	65	6	-	-	-
Adjusted exploration expenses	(458)	(146)	(151)	(161)	-	-	0
Net operating income/(loss)	36,125	31,414	613	2,117	1,948	35	(2)
Sum of adjusting items[1]	(690)	(828)	1,576	(523)	(753)	(87)	(75)
Adjusted earnings/(loss)[1]	35,435	30,586	2,189	1,594	1,195	(52)	(78)
Tax on adjusted earnings[1]	(24,665)	(23,722)	(639)	(34)	(307)	10	27
Adjusted earnings/(loss) after tax[1]	10,770	6,864	1,550	1,560	888	(42)	(50)

1) MMP segment and Equinor group are restated due to amended principles for adjusting items; 'changes in fair value of derivatives' and 'periodisation of inventory hedging effect'. For further information see Amended principles for Adjusted earnings in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

47   Supplementary disclosures

CONTENTS   SECOND QUARTER
                  2023 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY

Adjusted earnings after tax* by reporting segment

	Quarters								
	Q2 2023			**Q1 2023**			**Q2 2022**		
(in USD million)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway	**6,003**	**(4,636)**	**1,366**	9,916	(7,702)	2,214	14,330	(11,121)	3,210
E&P International	**751**	**(332)**	**419**	614	(284)	330	1,111	(405)	707
E&P USA	**226**	**(52)**	**173**	340	(80)	260	881	(21)	861
MMP[1]	**665**	**(328)**	**337**	1,278	(424)	854	1,286	(744)	542
REN	**(84)**	**7**	**(77)**	(83)	11	(72)	(42)	7	(34)
Other	**(18)**	**44**	**26**	(91)	20	(72)	(1)	(1)	(1)
Equinor group[1]	**7,543**	**(5,297)**	**2,246**	11,973	(8,459)	3,514	17,566	(12,283)	5,283
Effective tax rates on adjusted earnings[1]			**70.2%**			70.6%			69.9%

	First half					
	2023			**2022**		
(in USD million)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway	**15,919**	**(12,338)**	**3,580**	30,586	(23,722)	6,864
E&P International	**1,365**	**(616)**	**749**	2,189	(639)	1,550
E&P USA	**566**	**(132)**	**434**	1,594	(34)	1,560
MMP[1]	**1,942**	**(751)**	**1,191**	1,195	(307)	888
REN	**(167)**	**19**	**(148)**	(51)	10	(41)
Other	**(109)**	**64**	**(45)**	(78)	27	(50)
Equinor group[1]	**19,516**	**(13,755)**	**5,760**	35,435	(24,665)	10,770
Effective tax rates on adjusted earnings[1]			**70.5%**			69.6%

1)   MMP segment and Equinor group are restated due to amended principles for adjusting items; 'changes in fair value of derivatives' and 'periodisation of inventory hedging effect'.
     For further information see Amended principles for Adjusted earnings in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

Reconciliation of adjusted earnings after tax to net income

	Quarters				First half	
Q2 2023	Q1 2023	Q2 2022	(in USD million)		2023	2022
7,051	12,517	17,733	Net operating income/(loss)	A	19,569	36,125
5,474	8,673	13,075	Income tax less tax on net financial items	B	14,147	25,647
1,578	3,844	4,658	Net operating income after tax	C = A-B	5,422	10,478
492	(545)	(166)	Items impacting net operating income/(loss)[1][2]	D	(53)	(690)
(177)	(215)	(792)	Tax on items impacting net operating income/(loss)[2]	E	(391)	(982)
2,246	3,514	5,283	Adjusted earnings after tax*[2]	F = C+D-E	5,760	10,770
323	1,189	2,023	Net financial items	G	1,512	854
(72)	(68)	81	Tax on net financial items	H	(140)	144
1,829	4,966	6,762	Net income/(loss)	I = C+G+H	6,795	11,476

1) For items impacting net operating income/(loss), see Reconciliation of adjusted earnings in the Supplementary disclosures.

2) Restated. For more information, see Amended principles for Adjusted earnings in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

Adjusted exploration expenses*

	Quarters		Change		First half		
Q2 2023	Q1 2023	Q2 2022	Q2 on Q2	(in USD million)	2023	2022	Change
122	148	121	1%	E&P Norway exploration expenditures	270	248	9%
63	61	115	(45%)	E&P International exploration expenditures	124	159	(22%)
48	70	26	82%	E&P USA exploration expenditures	117	77	53%
233	278	262	(11%)	Group exploration expenditures	511	484	6%
(223)	82	58	N/A	Expensed, previously capitalised exploration expenditures	(141)	85	N/A
(81)	(122)	(19)	>100%	Capitalised share of current period's exploration activity	(203)	(110)	84%
0	8	30	(100%)	Impairment (reversal of impairment)	8	76	(89%)
(71)	246	331	N/A	Exploration expenses according to IFRS	176	534	(67%)
-	(8)	(30)	(100%)	Items impacting net operating income/(loss)[1]	(8)	(76)	(89%)
(71)	238	301	N/A	Adjusted exploration expenses*	167	458	(64%)

1) For items impacting net operating income/(loss), see Reconciliation of adjusted earnings in the Supplementary disclosures.

Calculation of CFFO after taxes paid and net cash flow

Quarters			Change	Calculation of CFFO after taxes paid	First half		
Q2 2023	Q1 2023	Q2 2022	Q2 on Q2	(in USD million)	2023	2022	Change
10,485	15,305	18,066	(42%)	Cash flows provided by operating activities before taxes paid and working capital items	25,789	38,122	(32%)
(10,841)	(5,589)	(8,386)	(29%)	Taxes Paid	(16,430)	(12,693)	(29%)
(356)	9,716	9,680	N/A	**Cash flow from operations after taxes paid (CFFO after taxes paid)**	9,360	25,428	(63%)

Quarters			Change	Calculation of net cash flow (in USD million)	First half		
Q2 2023	Q1 2023	Q2 2022	Q2 on Q2		2023	2022	Change
(356)	9,716	9,680	N/A	Cash flow from operations after taxes paid (CFFO after taxes paid)	9,360	25,428	(63%)
(803)	(252)	168	N/A	(Cash used)/received in business combinations	(1,055)	168	N/A
(2,842)	(2,051)	(1,713)	(66%)	Capital expenditures and investments	(4,893)	(4,328)	(13%)
(24)	63	29	N/A	(Increase)/decrease in other items interest-bearing	39	33	17%
71	47	77	(8%)	Proceeds from sale of assets and businesses	118	651	(82%)
(2,725)	(2,861)	(1,310)	>(100%)	Dividend paid	(5,586)	(1,893)	>(100%)
(4,079)	(461)	(304)	>(100%)	Share buy-back	(4,540)	(742)	>(100%)
(10,758)	4,201	6,628	N/A	**Net Cash Flow**	(6,558)	19,317	N/A



50 Supplementary disclosures

CONTENTS   SECOND QUARTER
2023 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY

Calculation of capital employed and net debt to capital employed ratio
The table below reconciles the net interest-bearing debt adjusted, the capital employed, the net debt to capital employed ratio adjusted including lease liabilities and the net debt to capital employed adjusted ratio with the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 30 June 2023	At 31 December 2022
Shareholders' equity		**49,719**	53,988
Non-controlling interests		**11**	1
Total equity	A	**49,730**	53,989
Current finance debt and lease liabilities		**5,891**	5,617
Non-current finance debt and lease liabilities		**24,704**	26,551
Gross interest-bearing debt	B	**30,595**	32,168
Cash and cash equivalents		**19,650**	15,579
Current financial investments		**22,910**	29,876
Cash and cash equivalents and financial investment	C	**42,560**	45,455
Net interest-bearing debt [9]	B1 = B-C	**(11,966)**	(13,288)

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 30 June 2023	At 31 December 2022
Other interest-bearing elements [1]		**2,521**	6,538
Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities*	B2	**(9,445)**	(6,750)
Lease liabilities		**3,471**	3,668
Net interest-bearing debt adjusted*	B3	**(12,916)**	(10,417)
Calculation of capital employed*			
Capital employed	A+B1	**37,764**	40,701
Capital employed adjusted, including lease liabilities	A+B2	**40,285**	47,239
Capital employed adjusted	A+B3	**36,814**	43,571
Calculated net debt to capital employed*			
Net debt to capital employed	(B1)/(A+B1)	**(31.7%)**	(32.6%)
Net debt to capital employed adjusted, including lease liabilities	(B2)/(A+B2)	**(23.4%)**	(14.3%)
Net debt to capital employed adjusted	(B3)/(A+B3)	**(35.1%)**	(23.9%)

1) Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.

Forward-looking statements

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "intend", "expect", "believe", "likely", "may", "outlook", "plan", "strategy", "will", "guidance", "targets", and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims, ambitions and expectations; the commitment to develop as a broad energy company; the ambition to be a leading company in the energy transition and reduce net group-wide greenhouse gas emissions; our ambitions to decarbonise; future financial performance, including earnings, cash flow and liquidity; accounting policies; the ambition to grow cash flow and returns; expectations regarding progress on the energy transition plan; expectations regarding cash flow and returns from Equinor's oil and gas portfolio; plans to develop fields; expectations and plans for renewables production capacity and investments in renewables and low carbon solutions; expectations and plans regarding development of renewables projects, CCUS and hydrogen businesses; future worldwide economic trends, market outlook and future economic projections and assumptions, including commodity price, currency and refinery assumptions; organic capital expenditures through 2026; expectations and estimates regarding production and development and execution of projects; expectations regarding growth in oil and gas and renewable power production; estimates regarding tax payments; the ambition to keep unit of production

cost in the top quartile of our peer group; scheduled maintenance activity and the effects thereof on equity production; completion and results of acquisitions and disposals; expected amount and timing of dividend payments and the implementation of our share buy-back programme; and provisions and contingent liabilities. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events, are based on management's current expectations and assumptions and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of significant oil price volatility and the uncertainty created by Russia's invasion of Ukraine; unfavourable macroeconomic conditions and inflationary pressures; exchange rate and interest rate fluctuations; levels and calculations of reserves and material differences from reserves estimates; regulatory stability and access to resources, including attractive low carbon opportunities; the effects of climate change and changes in stakeholder sentiment and regulatory requirements regarding climate change; changes in market demand and supply

for renewables; inability to meet strategic objectives; the development and use of new technology; social and/or political instability, including as a result of Russia's invasion of Ukraine; failure to manage digital and cyber threats; operational problems; unsuccessful drilling; availability of adequate infrastructure; the actions of field partners and other third-parties; reputational damage; the actions of competitors; the actions of the Norwegian state as majority shareholder and exercise of ownership by the Norwegian state; changes or uncertainty in or non-compliance with laws and governmental regulations; adverse changes in tax regimes; the political and economic policies of Norway and other oil-producing countries; regulations on hydraulic fracturing and low-carbon value chains; liquidity, interest rate, equity and credit risks; risks relating to trading and commercial supply activities; an inability to attract and retain personnel; ineffectiveness of crisis management systems; inadequate insurance coverage; health, safety and environmental risks; physical security risks; failure to meet our ethical and social standards; non-compliance with international trade sanctions; and other factors discussed elsewhere in this report and in Equinor's Integrated Annual Report for the year ended December 31, 2022 (including section 5.2 - Risk factors thereof). Equinor's 2022 Integrated Annual Report is available at Equinor's website www.equinor.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level

of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

We use certain terms in this document, such as "resource" and "resources", that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Annual Report on Form 20-F for the year ended December 31, 2022, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

End notes

1. The group's **average liquids price** is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2. The **refining reference margin** is a typical gross margin and will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc

3. **Liquids volumes** include oil, condensate and NGL, exclusive of royalty oil. The 2022 liquid volumes were restated in the first quarter 2023 due to a change in the calculation methodology. See table below for further information.

4. **Equity volumes** represent produced volumes under a **production sharing agreement (PSA)** that correspond to Equinor's ownership share in a field. **Entitlement volumes**, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5. Transactions with the **Norwegian State**. The Norwegian State, represented by the Ministry of Trade, Industry and Fisheries, is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the Norwegian State's account and risk, and related expenditures are refunded by the State.

6. The production guidance reflects our estimates of **proved reserves** calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

7. The group's **average realised piped gas prices** include all realised piped gas sales, including both physical sales and related paper positions. The realised piped gas price Europe for 2022 was restated in the first quarter of 2023 due to a change in the definition and exclusion of LNG. This was done to report a realised European gas price that is comparable to relevant European piped gas references/market prices. See table below for further information.

8. The internal **transfer price** paid from the MMP segment to the E&P Norway and E&P USA segments.

9. Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are offset against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements and are therefore included when calculating the net interest-bearing debt.

Liquid sales volume restatement (mmbl)	Q1 2022	Q2 2022	Q3 2022	Q4 2022	First Half 2022	Full year 2022
Liquid sales volume (old)	185.5	180.5	182.9	191.2	366.0	740.1
Liquid sales volume (new)	211.6	195.4	196.8	212.1	407.0	815.9

Average invoiced gas price restatement (mmbtu)	Q1 2022	Q2 2022	Q3 2022	Q4 2022	First Half 2022	Full year 2022
Average invoice gas price - Europe (old)	29.60	27.18	43.65	29.80	28.44	32.46
Realised piped gas price Europe (new)	30.25	27.43	44.37	29.84	28.90	32.84



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